As filed with the Securities and Exchange Commission on May 20, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

ENTERPRISE PRODUCTS OPERATING L.P.
ENTERPRISE PRODUCTS PARTNERS L.P.
(exact name of registrant as specified in its charter)

Delaware	4922	76-0568220
Delaware	4922	76-0568219
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
2727 North Loop West		Richard H. Bachmann
Houston, Texas 77008-1044		2727 North Loop West
(713) 880-6500		Houston, Texas 77008-1044
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)		(713) 880-6500 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Michael P. Finch
Vinson & Elkins L.L.P.
2300 First City Tower
1001 Fannin Street
Houston, Texas 77002-6760
713-758-2222

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered	Note	Price	Registration Fee(1)

5.00% Series B Senior Notes due 2015	$250,000,000	100%	$250,000,000	$29,425.00

Guarantee by Enterprise Products Partners L.P.	—	—	—	—(2)

5.75% Series B Senior Notes due 2035	$250,000,000	100%	$250,000,000	$29,425.00

Guarantee by Enterprise Products Partners L.P.	—	—	—	—(2)

(1)	Determined in accordance with Rule 457(f) under the Securities Act of 1933, as amended.
(2)	The guarantees relate solely to the notes being registered, and no separate fee is payable pursuant to Rule 457(n) under the Securities Act of 1933.
    The Registrants hereby amend this Registration Statement on such dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 20, 2005
Prospectus
Enterprise Products Operating L.P.
Offers to Exchange up to
$250,000,000 of 5.00% Series B Senior Notes due 2015
that have been registered under the Securities Act of 1933
for
$250,000,000 of 5.00% Series A Senior Notes due 2015
that have not been registered under the Securities Act of 1933
and
$250,000,000 of 5.75% Series B Senior Notes due 2035
that have been registered under the Securities Act of 1933
for
$250,000,000 of 5.75% Series A Senior Notes due 2035
that have not been registered under the Securities Act of 1933

        Please read “Risk Factors” beginning on page 7 for a discussion of factors you should consider before participating in the exchange offers.
        The exchange notes will rank equally in contractual right of payment with all of our other material indebtedness.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the “Commission.” In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus and in the applicable letter of transmittal accompanying this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or in the documents incorporated by reference into this prospectus are accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated documents, as the case may be.
      This prospectus incorporates by reference business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge upon written or oral request directed to: Investor Relations, Enterprise Products Partners L.P., 2727 North Loop West, Suite 700, Houston, Texas 77008-1044; telephone number: (713) 880-6812. To obtain timely delivery, you must request the information no later than                           , 2005.

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SUMMARY
      This summary highlights information included or incorporated by reference in this prospectus. It does not contain all of the information that is important to you. You should read carefully the entire prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” beginning on page 7 of this prospectus for more information about important risks that you should consider before making an investment decision.
      Unless the context otherwise requires, “our,” “we,” “us” and “Enterprise” as used in this prospectus refer solely to Enterprise Products Operating L.P. and its subsidiaries, and do not include our parent, Enterprise Products Partners L.P. “Enterprise Parent” or “Parent Guarantor” as used in this prospectus refer to Enterprise Products Partners L.P., “GulfTerra” as used in this prospectus refers to GulfTerra Energy Partners, L.P. and its wholly owned subsidiaries, and “El Paso Corporation” as used in this prospectus refers to El Paso Corporation and its wholly owned subsidiaries. Effective February 3, 2005, GulfTerra’s name was changed to Enterprise GTM Holdings L.P., and GulfTerra’s general partner’s name was changed to Enterprise GTM GP, LLC.
Enterprise and Enterprise Parent
      Enterprise Parent conducts substantially all of its business through us. We are the borrower on substantially all of the company’s credit facilities, and we are the issuer of all of the company’s publicly-traded notes, all of which are guaranteed by Enterprise Parent. Our financial results do not differ materially from those of Enterprise Parent; the number and dollar amount of reconciling items between our consolidated financial statements and those of Enterprise Parent are insignificant. All financial results presented in this prospectus are those of Enterprise Parent.
      We are a leading North American midstream energy company that provides a wide range of services to producers and consumers of natural gas, natural gas liquids, or NGLs, and crude oil, and we are an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and deepwater trend of the Gulf of Mexico. We have the only integrated North American midstream network, which includes natural gas transportation, gathering, processing and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation and offshore production platform services. NGLs are used by the petrochemical and refining industries to produce plastics, motor gasoline and other industrial and consumer products and also are used as residential, agricultural and industrial fuels. We provide integrated services to our customers and generate fee-based cash flow from multiple sources along our natural gas and NGL “value chain.”
      Our principal executive offices are located at 2727 North Loop West, Houston, Texas 77008, and our phone number is (713) 880-6500.

Exchange Offers
      On March 2, 2005, we completed private offerings of the outstanding notes. As part of those private offerings, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our reasonable efforts to complete the exchange offers within 210 days after the date we issued the outstanding notes. The following is a summary of the exchange offers.

Outstanding Notes	On March 2, 2005, we issued $250 million aggregate principal amount of 5.00% Series A Senior Notes due 2015 and $250 million aggregate principal amount of 5.75% Series A Senior Notes due 2035.

Exchange Notes	5.00% Series B Senior Notes due 2015 and 5.75% Series B Senior Notes due 2035. The terms of each series of the exchange notes are substantially identical to those terms of each respective series of outstanding notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the outstanding notes do not apply to the exchange notes.

Exchange Offers	We are offering to exchange:

— up to $250 million principal amount of our 5.00% Series B Senior Notes due 2015 that have been registered under the Securities Act of 1933, or the Securities Act, for an equal amount of our outstanding 5.00% Series A Senior Notes due 2015; and

— up to $250 million principal amount of our 5.75% Series B Senior Notes due 2035 that have been registered under the Securities Act for an equal amount of our outstanding 5.75% Series A Senior Notes due 2035;

to satisfy our obligations under the registration rights agreement that we entered into when we issued the outstanding notes in transactions exempt from registration under the Securities Act.

Expiration Date	Each exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless we decide to extend it.

Conditions to the Exchange Offers	The registration rights agreement does not require us to accept outstanding notes for exchange if the applicable exchange offer or the making of any exchange by a holder of the outstanding notes would violate any applicable law or interpretation of the staff of the Commission. A minimum aggregate principal amount of outstanding notes being tendered is not a condition to any exchange offer.

Procedures for Tendering Outstanding Notes	To participate in an exchange offer, you must follow the automatic tender offer program, or ATOP, procedures established by The Depository Trust Company, or DTC, for tendering notes held in book-entry form. The ATOP procedures require that the exchange agent receive, prior to the expiration date of the applicable exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

• DTC has received instructions to exchange your notes; and

• you agree to be bound by the terms of the applicable letter of transmittal.

For more details, please read “Exchange Offers — Terms of the Exchange Offers” and “Exchange Offers — Procedures for Tendering.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m., New York City time, on the expiration date of the applicable exchange offer. Please read “Exchange Offers — Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the applicable exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any outstanding note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes promptly after the expiration date and acceptance of the outstanding notes for exchange. Please read “Exchange Offers — Terms of the Exchange Offers.”

Fees and Expenses	We will bear all expenses related to the exchange offers. Please read “Exchange Offers — Fees and Expenses.”

Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making these exchange offers solely to satisfy our obligations under our registration rights agreement.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding notes in the applicable exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act, except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Consequences	The exchange of exchange notes for outstanding notes in the applicable exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Material Federal Income Tax Consequences.”

Exchange Agent	We have appointed Wells Fargo Bank, National Association as the exchange agent for the exchange offers. You should direct questions and requests for assistance and requests for additional copies of this prospectus (including the applicable letter of transmittal) to the exchange agent addressed as follows:

Wells Fargo Bank, N. A. Corporate Trust Operations Sixth and Marquette MAC N9303-121 Minneapolis, Minnesota 55479 Telephone: (800) 344-5128.

Terms of the Exchange Notes
      The exchange notes will be identical to the outstanding notes, except that the exchange notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. The exchange notes will evidence the same debt as the outstanding notes, and the same indenture will govern the exchange notes and the outstanding notes.
      The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please read “Description of Exchange Notes.”

Issuer	Enterprise Products Operating L.P.

Securities Offered	$250,000,000 principal amount of 5.00% Senior Notes due 2015. $250,000,000 principal amount of 5.75% Senior Notes due 2035.

Interest Rates	2015 Notes—5.00% per annum. 2035 Notes—5.75% per annum.

Interest Payment Dates	Interest on the exchange notes will accrue from March 2, 2005 and will be paid semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 2005, to holders of record as of February 15 and August 15, respectively.

Maturities	2015 Notes—March 1, 2015. 2035 Notes—March 1, 2035.

Guarantee	The exchange notes will be fully and unconditionally guaranteed by Enterprise Parent, as guarantor, on an unsecured and unsubordinated basis.

Optional Redemption	We may redeem the exchange notes for cash, in whole, at any time, or in part, from time to time, prior to maturity, at a redemption price that includes accrued and unpaid interest and a make-whole premium.

Ranking	The exchange notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other existing and future senior unsubordinated indebtedness. Please read “Description of Exchange Notes—Ranking.”

Certain Covenants	We issued the outstanding notes, and will issue the exchange notes, under an indenture with Wells Fargo Bank, National Association, as trustee. The indenture covenants include a limitation on liens and a restriction on sale-leasebacks.

Each covenant is subject to a number of important exceptions, limitations and qualifications that are described under “Description of Exchange Notes — Certain Covenants.”

Transfer Restrictions; Absence of a Public Market for the Notes	The exchange notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. We do not intend to make a trading market in the exchange notes after the exchange offers, and it is therefore unlikely that such a market will exist for any series of the exchange notes.

Form of Exchange Notes	The exchange notes of each series will be represented by one or more global notes. The global exchange notes of each series will be deposited with the trustee, as custodian for DTC.

The global exchange notes of each series will be shown on, and transfers of the global exchange notes of each series will be effected only through, records maintained in book-entry form by DTC and its direct and indirect participants.

Same-Day Settlement	The exchange notes will trade in DTC’s Same Day Funds Settlement System until maturity or redemption. Therefore, secondary market trading activity in the exchange notes will be settled in immediately available funds.

Trading	We do not expect to list any series of the exchange notes for trading on any securities exchange.

Trustee, Registrar and Exchange Agent	Wells Fargo Bank, National Association.

Governing Law	The exchange notes and the indenture relating to the exchange notes will be governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS
      In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, you should consider carefully the risks described below before deciding whether to participate in the exchange offers.
Risks Related to the Exchange Offer
      If you fail to exchange outstanding notes, existing transfer restrictions will remain in effect and the market value of outstanding notes may be adversely affected because they may be more difficult to sell.
      If you fail to exchange outstanding notes for exchange notes under the exchange offers, then you will continue to be subject to the existing transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except in connection with this exchange offer or as required by the registration rights agreement, we do not intend to register resales of the outstanding notes.
      The tender of outstanding notes under the exchange offer will reduce the principal amount of the currently outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding notes that you continue to hold following completion of the exchange offers.
Risks Related to Our Business

Our debt level may limit our future financial and operating flexibility.
      As of March 31, 2005, we had approximately $4.2 billion of consolidated debt outstanding. Our consolidated balance sheet has significant leverage. The amount of our debt could have significant effects on our future operations, including, among other things:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on outstanding debt and may not be available for other purposes, including capital expenditures;

•	credit rating agencies may view our debt level negatively;

•	covenants contained in our existing debt arrangements will require us to continue to meet financial tests that may adversely affect its flexibility in planning for and reacting to changes in our business;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general partnership purposes may be limited;

•	we may be at a competitive disadvantage relative to similar companies that have less debt; and

•	we may be more vulnerable to adverse economic and industry conditions as a result of our significant debt level.
      Our public debt indentures currently do not limit the amount of future indebtedness that we can create, incur, assume or guarantee. Our revolving credit facilities, however, restrict our ability to incur additional debt, though any debt we may incur in compliance with these restrictions may still be substantial.
      The notes and the guarantee of Enterprise Parent effectively rank junior to any secured and unsubordinated indebtedness that we and Enterprise Parent might incur in the future, to the extent of the assets securing such indebtedness, and the notes will effectively rank junior to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.
      Each of our revolving credit facilities and indentures for our public debt contains conventional financial covenants and other restrictions. A breach of any of these restrictions by us could permit the lenders to declare all amounts outstanding under those debt agreements to be immediately due and payable and, in the case of the credit facilities, to terminate all commitments to extend further credit.
      Our ability to access the capital markets to raise capital on favorable terms will be affected by our debt level, the amount of our debt maturing in the next several years and current maturities, and by adverse market conditions resulting from, among other things, general economic conditions, contingencies and uncertainties that are difficult to predict and impossible to control. Moreover, if the rating agencies were to downgrade our corporate credit, then we could experience an increase in our borrowing costs, difficulty assessing capital markets or a reduction in the market price of Enterprise Parent’s common units. Such a development could adversely affect our ability to obtain financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness. If we are unable to access the capital markets on favorable terms in the future, we might be forced to seek extensions for some of our short-term securities or to refinance some of our debt obligations through bank credit, as opposed to long-term public debt securities or equity securities of Enterprise Parent. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility and thereby impact our ability to make principal and interest payments on the notes.

We may not be able to integrate successfully our operations with GulfTerra’s operations.
      Integration of the two previously independent companies will be a complex, time consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on our business, financial condition and results of operations. The difficulties of combining the companies will present challenges to our management, including:

•	operating a significantly larger combined company with operations in geographic areas and business lines in which we have not previously operated;

•	managing relationships with new joint venture partners with whom we have not previously partnered;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	experiencing operational interruptions or the loss of key employees, customers or suppliers;

•	establishing the internal controls and procedures that we will be required to maintain under the Sarbanes-Oxley Act of 2002; and

•	consolidating other corporate and administrative functions.
      We are also exposed to risks that are commonly associated with transactions similar to the merger, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, the anticipated benefits of the merger, including expected cost savings, may not be fully realized, if at all.

Changes in the prices of hydrocarbon products may materially adversely affect our results of operations, cash flows and financial condition.
      We operate predominantly in the midstream energy sector which includes gathering, transporting, processing, fractionating and storing natural gas and NGLs and transporting crude oil. As such, our results of operations, cash flows and financial condition may be materially adversely affected by changes in the prices of these hydrocarbon products and by changes in the relative price levels among these hydrocarbon products. Generally, the prices of natural gas, NGLs, crude oil and other hydrocarbon products are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are impossible to control. These factors include:

•	the level of domestic production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and natural gas producing nations;

•	the availability of transportation systems with adequate capacity;

•	the availability of competitive fuels;

•	fluctuating and seasonal demand for oil, natural gas and NGLs; and

•	conservation and the extent of governmental regulation of production and the overall economic environment.
      The profitability of our NGL and natural gas processing operations depends upon the spread between NGL product prices and natural gas prices. A reduction in the spread between NGL product prices and natural gas prices can result in a reduction in demand for NGL fractionation, processing, storage and transportation services and, thus, may materially adversely affect our results of operations and cash flows. In addition, a portion of our company’s natural gas processing activities is exposed to commodity price risk associated with the relative price of NGLs to natural gas under our “keep-whole” natural gas processing contracts. Under keep-whole agreements, we will take title to NGLs that we extract from the natural gas stream and will be obligated to pay market value, based on natural gas prices, for the energy extracted from the natural gas stream. When prices for natural gas increase, the cost to us of making these keep-whole payments will increase, and, if NGL prices do not experience a commensurate increase, we will realize lower margins from these transactions. As a result, changes in prices for natural gas compared to NGLs could have a material adverse affect on our results of operations, cash flows and financial position.
      We are also exposed to natural gas and NGL commodity price risk under natural gas processing and gathering and NGL fractionation contracts that provide for our fee to be calculated based on a regional natural gas or NGL price index or to be paid in-kind by taking title to natural gas or NGLs. A decrease in natural gas and NGL prices can result in lower margins from these contracts, which may materially adversely affect our results of operations, cash flows and financial position.

A decline in the volume of natural gas, NGLs and crude oil delivered to our facilities could adversely affect our results of operations, cash flows and financial condition.
      Our profitability could be materially impacted by a decline in the volume of natural gas, NGLs and crude oil transported, gathered or processed at our facilities. A material decrease in natural gas or crude oil production or crude oil refining, as a result of depressed commodity prices, a decrease in exploration and development activities or otherwise, could result in a decline in the volume of natural gas, NGLs and crude oil handled by our facilities.
      The crude oil, natural gas and NGLs available to our facilities are derived from reserves produced from existing wells, which reserves naturally decline over time. To offset this natural decline, our facilities will need access to additional reserves. Additionally, some of our facilities will be dependent on reserves that are expected to be produced from newly discovered properties that are currently being developed.
      Exploration and development of new oil and natural gas reserves is capital intensive, particularly offshore in the Gulf of Mexico. Many economic and business factors that influence exploration and development are out of our control and can adversely affect the decision by producers to explore for and develop new reserves. These factors include relatively low oil and natural gas prices, cost and availability of equipment, regulatory changes, capital budget limitations or the lack of available capital. For example, a sustained decline in the price of natural gas and crude oil could result in a decrease in natural gas and crude oil exploration and development activities in the regions where our facilities are located. This could result in a decrease in volumes to our offshore platforms, natural gas processing plants, natural gas, crude oil and NGL pipelines, and NGL fractionators which would have a material adverse affect on our results from operations cash flows and financial position. Additional reserves, if discovered, may not be developed in the near future or at all.

A reduction in demand for NGL products by the petrochemical, refining or heating industries could materially adversely affect our results of operations, cash flows and financial position.
      A reduction in demand for NGL products by the petrochemical, refining or heating industries, whether because of general economic conditions, reduced demand by consumers for the end products made with NGL products, increased competition from petroleum-based products due to pricing differences, adverse weather conditions, government regulations affecting prices and production levels of natural gas or the content of motor gasoline or other reasons, could materially adversely affect our results of operations, cash flows and financial position. For example:

Ethane. If natural gas prices increase significantly in relation to ethane prices, it may be more profitable for natural gas producers to leave the ethane in the natural gas stream to be burned as fuel than to extract the ethane from the mixed NGL stream for sale.

Propane. The demand for propane as a heating fuel is significantly affected by weather conditions. Unusually warm winters could cause the demand for propane to decline significantly and could cause a significant decline in the volumes of propane that the combined company transports.

Isobutane. Any reduction in demand for motor gasoline additives may reduce demand for isobutane. During periods in which the difference in market prices between isobutane and normal butane is low or inventory values are high relative to current prices for normal butane or isobutane, our operating margin from selling isobutane could be reduced.

Propylene. Any downturn in the domestic or international economy could cause reduced demand for propylene, which could cause a reduction in the volumes of propylene that we produce and expose our investment in inventories of propane/ propylene mix to pricing risk due to requirements for short-term price discounts in the spot or short-term propylene markets.

We face competition from third parties in our midstream businesses.
      Even if reserves exist in the areas accessed by our facilities and are ultimately produced, we may not be chosen by the producers in these areas to gather, transport, process, fractionate, store or otherwise handle the hydrocarbons that are produced. We compete with others, including producers of oil and natural gas, for any such production on the basis of many factors, including:

•	geographic proximity to the production;

•	costs of connection;

•	available capacity;

•	rates; and

•	access to markets.

We may not be able to fully execute our growth strategy if we encounter illiquid capital markets or increased competition for qualified assets.
      Our strategy contemplates growth through the development and acquisition of a wide range of midstream and other energy infrastructure assets while maintaining a strong balance sheet. This strategy includes constructing and acquiring additional assets and businesses to enhance our ability to compete effectively and diversify our asset portfolio, thereby providing more stable cash flow. We regularly consider and enter into discussions regarding, and are currently contemplating, potential joint ventures, stand alone projects or other transactions that we believe will present opportunities to realize synergies, expand our role in the energy infrastructure business and increase our market position.

      We may require substantial new capital to finance the future development and acquisition of assets and businesses. Limitations on our access to capital will impair our ability to execute this strategy. Expensive capital will limit our ability to develop or acquire accretive assets. We may not be able to raise the necessary funds on satisfactory terms, if at all.
      In addition, we are experiencing increased competition for the assets we purchase or contemplate purchasing. Increased competition for a limited pool of assets could result in our losing to other bidders more often or acquiring assets at higher prices. Either occurrence would limit our ability to fully execute our growth strategy. Our inability to execute our growth strategy may materially adversely impact the market price of our securities.

Our growth strategy may adversely affect our results of operations if we do not successfully integrate the businesses that we acquire or if we substantially increase our indebtedness and contingent liabilities to make acquisitions.
      Our ability to successfully execute our growth strategy is dependent upon making accretive acquisitions. As a result, from time to time, we will evaluate and acquire assets and businesses that we believe complement our existing operations. Similar to the risks that were associated with integrating our operations with GulfTerra’s operations, we may be unable to integrate successfully businesses we acquire in the future. We may incur substantial expenses or encounter delays or other problems in connection with our growth strategy that could negatively impact our results of operations, cash flows and financial condition. Moreover, acquisitions and business expansions involve numerous risks, including:

•	assimilation of the operations, technologies, services and products of the acquired companies or business segments;

•	establishing the internal controls and procedures that Enterprise Parent is required to maintain under the Sarbanes-Oxley Act of 2002;

•	managing relationships with new joint venture partners with whom we have not previously partnered;

•	inefficiencies and complexities that can arise because of unfamiliarity with new assets and the businesses associated with them, including with their markets; and

•	diversion of the attention of management and other personnel from day-to-day business to the development or acquisition of new businesses and other business opportunities.
      If consummated, any acquisition or investment would also likely result in us incurring indebtedness and contingent liabilities and an increase in interest expense and depreciation, depletion and amortization expenses. As a result, our capitalization and results of operations may change significantly following an acquisition. A substantial increase in our indebtedness and contingent liabilities could have a material adverse effect on our business.

We could be required to divest significant assets as a result of a non-public investigation by the Bureau of Competition of the Federal Trade Commission.
      On February 24, 2005, an affiliate of EPCO acquired Texas Eastern Products Pipeline Company, LLC, or TEPPCO GP, from Duke Energy Field Services, LLC. TEPPCO GP owns a 2% general partner interest in and is the general partner of TEPPCO Partners, L.P. On March 11, 2005, the Bureau of Competition of the Federal Trade Commission delivered written notice to the EPCO affiliate’s legal advisor that it was conducting a non-public investigation to determine whether such affiliate’s acquisition of TEPPCO GP may substantially lessen competition. No filings were required under the Hart-Scott-Rodino Act in connection with the EPCO affiliate’s purchase of TEPPCO GP. EPCO and its affiliates may receive similar inquiries from other regulatory authorities. We intend to cooperate fully with any such investigation and inquiries. In response to such FTC investigation or any inquiries EPCO and its affiliates may receive from other regulatory authorities, we may be required to divest certain assets. In the event we are required to divest significant assets, our future financial and operating flexibility may be materially adversely affected, which could impact our ability to make principal and interest payments on the notes.

Our operating cash flows from our capital projects may not be immediate.
      We are engaged in several construction projects involving existing and new facilities for which significant capital has been expended, and our operating cash flow from a particular project may not increase until after its completion. For instance, if we build a new pipeline or platform or expand an existing facility, the design, construction, development and installation may occur over an extended period of time, and we may not receive any material increase in operating cash flow from that project until after it is placed in service. If we experience unanticipated or extended delays in generating operating cash flow from these projects, we may be required to reduce or reprioritize our capital budget, sell non-core assets, access the capital markets or may be unable to make principal and interest payments on the notes.

Our actual construction, development and acquisition costs could exceed forecasted amounts.
      We will have significant expenditures for the development, construction or other acquisition of energy infrastructure assets, including some construction and development projects with significant technological challenges. For example, underwater operations, especially those in water depths in excess of 3,000 feet, are very expensive and involve much more uncertainty and risk, and if a problem occurs, the solution, if one exists, may be very expensive and time consuming. We may not be able to complete our projects, whether in deep water or otherwise, at the costs currently estimated.

We may be unable to cause our joint ventures to take or not to take certain actions unless some or all of our joint venture participants agree.
      We participate in several joint ventures. Due to the nature of some of these joint ventures, each participant in each of these joint ventures has made substantial investments in the joint venture and, accordingly, has required that the relevant organizational documents contain certain features designed to provide each participant with the opportunity to participate in the management of the joint venture and to protect its investment in that joint venture, as well as any other assets which may be substantially dependent on or otherwise affected by the activities of that joint venture. These participation and protective features include a corporate governance structure that requires at least a majority in interest vote to authorize many basic activities and requires a greater voting interest (sometimes up to 100%) to authorize more significant activities. Examples of these more significant activities are large expenditures or contractual commitments, the construction or acquisition of assets, borrowing money or otherwise raising capital, transactions with affiliates of a joint venture participant, litigation and transactions not in the ordinary course of business, among others. Thus, without the concurrence of joint venture participants with enough voting interests, we may be unable to cause any of our joint ventures to take or not take certain actions, even though those actions may be in the best interest of us or the particular joint venture.
      Moreover, any joint venture owner may sell, transfer or otherwise modify its ownership interest in a joint venture, whether in a transaction involving third parties or the other joint venture owners. Any such transaction could result in our partnering with different or additional parties.

A natural disaster, catastrophe or other event could result in severe personal injury, property damage and environmental damage, which could curtail our operations and otherwise materially adversely affect our cash flow.
      Some of our operations involve risks of personal injury, property damage and environmental damage that could curtail our operations and otherwise materially adversely affect our cash flow. For example, natural gas facilities operate at high pressures, sometimes in excess of 1,100 pounds per square inch. We also operate oil and natural gas facilities located underwater in the Gulf of Mexico, which can involve complexities, such as extreme water pressure. Virtually all of our operations are exposed to potential natural disasters, including hurricanes, tornadoes, storms, floods and earthquakes.

      If one or more facilities that are owned by us or that deliver oil, natural gas or other products to us are damaged by severe weather or any other disaster, accident, catastrophe or event, our operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that supply our facilities or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to people, property or the environment, and repairs might take from a week or less for a minor incident to six months or more for a major interruption. Additionally, some of the storage contracts that we are a party to obligate us to indemnify our customers for any damage or injury occurring during the period in which the customers’ natural gas is in our possession. Any event that interrupts the fees generated by our energy infrastructure assets, or which causes us to make significant expenditures not covered by insurance, could reduce our cash available for paying our interest obligations on the notes and, accordingly, adversely affect the market price of our securities.
      We believe that we maintain adequate insurance coverage, although insurance will not cover many types of interruptions that might occur. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position and results of operations. In addition, the proceeds of any such insurance may not be paid in a timely manner and may be insufficient if such an event were to occur.

An impairment of goodwill could reduce our earnings.
      We had recorded $456.7 million of goodwill and $960.1 million of intangible assets on our consolidated balance sheet as of March 31, 2005. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. GAAP requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets such as intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings with a correlative effect on partners’ equity and balance sheet leverage as measured by debt to total capitalization.

Increases in interest rates could adversely affect our business.
      In addition to our exposure to commodity prices, we have significant exposure to increases in interest rates. As of March 31, 2005, we had approximately $4.2 billion of consolidated debt, of which $3.0 billion was at fixed interest rates and $1.2 billion was at variable interest rates, after giving effect to existing interest swap arrangements. We may from time to time enter into interest rate swap arrangements that could increase our exposure to variable interest rates. As a result, our results of operations, cash flows and financial condition, could be materially adversely affected by significant increases in interest rates.

The use of derivative financial instruments could result in material financial losses by us.
      We historically have sought to limit a portion of the adverse effects resulting from changes in oil and natural gas commodity prices and interest rates by using financial derivative instruments and other hedging mechanisms from time to time. To the extent that we hedge our commodity price and interest rate exposures, we will forego the benefits we would otherwise experience if commodity prices or interest rates were to change in our favor. In addition, even though monitored by our management, hedging activities can result in losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the hedge arrangement, the hedge is imperfect, or hedging policies and procedures are not followed.

Our pipeline integrity program may impose significant costs and liabilities on us.
      In December 2003, the U.S. Department of Transportation issued a final rule (effective as of February 14, 2004) requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect pipeline segments located in what the rule refers to as “high consequence areas.” The final rule resulted from the enactment of the Pipeline Safety Improvement Act of 2002. At this time, we cannot predict the outcome of this rule on us. However, we will continue our pipeline integrity testing programs, which are intended to assess and maintain the integrity of our pipelines. The results of these tests could cause us to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of our pipelines.

Environmental costs and liabilities and changing environmental regulation could materially affect our cash flow.
      Our operations will be subject to extensive federal, state and local regulatory requirements relating to environmental affairs, health and safety, waste management and chemical and petroleum products. Governmental authorities have the power to enforce compliance with applicable regulations and permits and to subject violators to civil and criminal penalties, including substantial fines, injunctions or both. Third parties may also have the right to pursue legal actions to enforce compliance.
      We will make expenditures in connection with environmental matters as part of normal capital expenditure programs. However, future environmental law developments, such as stricter laws, regulations, permits or enforcement policies, could significantly increase some costs of our operations, including the handling, manufacture, use, emission or disposal of substances and wastes. Moreover, as with other companies engaged in similar or related businesses, our operations have some risk of environmental costs and liabilities because we handle petroleum products.

Federal, state or local regulatory measures could materially adversely affect our business.
      The Federal Energy Regulatory Commission, or FERC, regulates our interstate natural gas pipelines and interstate NGL and petrochemical pipelines, while state regulatory agencies regulate our intrastate natural gas and NGL pipelines, intrastate storage facilities and gathering lines. This federal and state regulation extends to such matters as:

•	rate structures;

•	rates of return on equity;

•	recovery of costs;

•	the services that our regulated assets are permitted to perform;

•	the acquisition, construction and disposition of assets; and

•	to an extent, the level of competition in that regulated industry.
      Enterprise Parent’s 2004 Annual Report on Form 10-K, which is incorporated by reference into this prospectus, contains a general overview of FERC and state regulation applicable to our energy infrastructure assets. This regulatory oversight can affect certain aspects of our business and the market for our products and could materially adversely affect our cash flow. Please read “Business and Properties — Regulation and Environmental Matters” in Enterprise Parent’s Annual Report on Form 10-K for the year ended December 31, 2004.
      Under the Natural Gas Act, FERC has authority to regulate our natural gas companies that provide natural gas pipeline transportation services in interstate commerce. Its authority to regulate those services includes the rates charged for the services, terms and conditions of service, certification and construction of new facilities, the extension or abandonment of services and facilities, the maintenance of accounts and records, the acquisition and disposition of facilities, the initiation and discontinuation of services, and various other matters. Pursuant to FERC’s jurisdiction over interstate gas pipeline rates, existing pipeline rates may be challenged by complaint and proposed rate increases may be challenged by protest.
      For example, in December 2002, High Island Offshore System, L.L.C., or HIOS, an interstate natural gas pipeline owned by us, filed a rate case pursuant to Section 4 of the Natural Gas Act before FERC to increase its transportation rates. FERC accepted HIOS’ tariff sheets implementing the new rates, subject to refund, and set certain issues for hearing before an Administrative Law Judge, or ALJ. The ALJ issued an initial decision on the issues set for hearing on April 22, 2004, proposing rates lower than the rate initially proposed by HIOS. In response to the ALJ’s initial decision, HIOS filed, on August 5, 2004, a settlement agreement whereby HIOS proposed to implement its rates in effect prior to this proceeding for a prospective three-year period.
      On January 24, 2005, FERC issued an order rejecting HIOS’s settlement offer and generally affirming the ALJ’s initial decision, resulting in rates significantly lower than the rate proposed in HIOS’ settlement offer. FERC’s January 24 order may be subject to requests for rehearing and appeal to federal court. We are not able to predict the outcome of the HIOS proceeding, but an adverse outcome in this proceeding or any other rate case proceedings to which we may be a party in the future could adversely affect our results of operations, cash flows and financial position.
      FERC also has authority under the Interstate Commerce Act, or ICA, to regulate the rates, terms, and conditions applied to our interstate pipelines engaged in the transportation of NGLs and petrochemicals (commonly known as “oil pipelines”). Pursuant to the ICA, oil pipeline rates can be challenged at FERC either by protest, when they are initially filed or increased, or by complaint at any time they remain on file with the jurisdictional agency.
      We have interests in offshore natural gas pipeline facilities offshore from Texas and Louisiana. These facilities are subject to regulation by FERC and other federal agencies, including the Department of Interior, under the Outer Continental Shelf Lands Act, and by the Department of Transportation’s Office of Pipeline Safety under the Natural Gas Pipeline Safety Act.
      Our intrastate NGL and natural gas pipelines are subject to regulation in many states, including Alabama, Colorado, Louisiana, Mississippi, New Mexico and Texas and our intrastate natural gas pipelines are subject to regulation by the FERC pursuant to Section 311 of the Natural Gas Policy Act, or NGPA. We also have natural gas underground storage facilities in Louisiana, Mississippi and Texas. Although state regulation is typically less onerous than at FERC, proposed and existing rates subject to state regulation are also subject to challenge by protest and complaint, respectively.
      Additionally, in December 1999, GulfTerra Texas (formerly EPGT Texas) filed a petition with the FERC for approval of its rates for interstate transportation service pursuant to Section 311 of the NGPA. In June 2002, the FERC issued an order that required revisions to GulfTerra Texas’ proposed maximum rates. The changes ordered by the FERC involve reductions to rate of return and depreciation rates, and revisions to the proposed rate design, including a requirement to state separately rates for gathering service. The FERC also ordered refunds to customers for the difference, if any, between the originally proposed levels and the revised rates ordered by the FERC. In July 2002, GulfTerra Texas requested rehearing on certain issues raised by the FERC’s order, including the depreciation rates and the requirement to state separately a gathering rate. On February 25, 2004, the FERC issued an order denying GulfTerra Texas’ request for rehearing and ordering GulfTerra Texas to file a calculation of refunds and a refund plan. GulfTerra Texas filed that information with the FERC on July 12, 2004. GulfTerra Texas’s filing includes its calculation of approximately $1,200 in refunds due to GulfTerra Texas and notes that GulfTerra Texas would update the calculation, upon a final FERC order in the proceeding, to include any additional amounts, including interest due to GulfTerra Texas. The FERC, by letter dated January 11, 2005, is seeking additional information from GulfTerra Texas regarding its July 12, 2004 filing; therefore, a final FERC order is still pending. Additionally, the FERC’s February 25, 2004 order directed GulfTerra Texas to file a new rate case or justification of existing rates every three years. GulfTerra Texas filed a timely request for rehearing of the triennial rate filing requirement, which the FERC rejected on December 27, 2004.

      On July 20, 2004, the United States Court of Appeals for the District of Columbia Circuit issued its opinion in BP West Coast Products, LLC v. FERC, which upheld FERC’s determination that SFPP’s rates were grandfathered rates under the Energy Policy Act and that SFPP’s shippers had not demonstrated substantially changed circumstances that would justify modification of those rates. The court also stated that FERC had not provided reasoned decision-making in support of its Lakehead policy. In Lakehead, the FERC allowed a regulated entity organized as a master limited partnership to include in its cost of service an income tax allowance to the extent that its unitholders were corporations subject to income tax. The court remanded the issue of the appropriate income tax allowance for a pipeline owned by a master limited partnership and the issue of whether SFPP’s revised cost of service without the tax allowance would qualify as a substantially changed circumstance that would justify modification of SFPP’s rates. Because the court remanded to the FERC and because the FERC’s ruling will focus on the facts and record presented to it, it is not clear what impact, if any, the opinion will have on our rates or on the rates of other FERC-jurisdictional pipelines organized as tax pass-through entities. FERC has initiated a public inquiry in Docket No. PL05-5 into the proper treatment of income tax allowances in cost-of-service ratemaking proceedings involving partnerships. Moreover, it is not clear whether FERC’s action taken in response to BP West Coast will be challenged and, if so, whether it will withstand further FERC or judicial review.
      Parties could challenge the rates of our common carrier interstate liquid pipelines and our interstate natural gas pipelines and argue that the rationale in the BP West Coast decision, regarding tax allowances, should be applied. While it is possible that party might challenge these rates, it is not possible to predict the likelihood that such a challenge would succeed at the FERC.
      On May 4, 2005, the FERC adopted a policy statement in Docket No. PL05-5, providing that all entities owning public utility assets — oil and gas pipelines and electric utilities — would be permitted to include an income tax allowance in their cost-of-service rates to reflect the actual or potential income tax liability attributable to their public utility income, regardless of the form of ownership. Any tax pass-through entity seeking an income tax allowance would have to establish that its partners or members have an actual or potential income tax obligation on the entity’s public utility income. The FERC expressed the intent to implement its policy in individual cases as they arise. Subject to that case-specific implementation, the policy appears to provide an opportunity for partnership-owned pipelines to seek allowances based upon their entire income paid to partners, rather than the partial allowance provided under the prior Lakehead approach. However, we have not yet been able to determine the effect, if any, this new FERC policy statement will have on the rates for transportation services on our interstate pipelines we charge or on the rates we will be allowed to charge in the future. We expect the final adoption and implementation by FERC of the policy statement in individual cases will be subject to review by the United States Court of Appeals.

Terrorist attacks aimed at our facilities could adversely affect our business.
      Since the September 11, 2001 terrorist attacks on the United States, the United States government has issued warnings that energy assets, including our nation’s pipeline infrastructure, may be the future target of terrorist organizations. Any terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, could have a material adverse effect on our business. An escalation of political tensions in the Middle East and elsewhere, such as the United States military action in Iraq, could result in increased volatility in the world’s energy markets and result in a material adverse effect on our business.
Risks Associated with the Notes

Enterprise Parent does not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to us to service the notes or to repay them at maturity.
      Unlike a corporation, Enterprise Parent’s partnership agreement requires it to distribute, on a quarterly basis, 100% of its available cash to its unitholders of record and its general partner. Available cash is generally all of Enterprise Parent’s consolidated cash receipts adjusted for cash distributions and net changes to reserves. Enterprise Parent’s general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to Enterprise Parent’s reserves or our reserves in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the business of Enterprise Parent (including reserves for future capital expenditures and for Enterprise Parent’s anticipated future credit needs),

•	to provide funds for distributions to Enterprise Parent’s unitholders and its general partner for any one or more of the next four calendar quarters, or

•	to comply with applicable law or any of Enterprise Parent’s loan or other agreements.
Although Enterprise Parent’s payment obligations to its unitholders are subordinate to its obligations as guarantor of the notes, the value of Enterprise Parent’s units will decrease in direct correlation with decreases in the amount it distributes per unit. Accordingly, if Enterprise Parent experiences a liquidity problem in the future, it may not be able to issue equity to recapitalize, and we may not be able to service the notes or repay them at maturity.

Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees.
      The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary guarantees or co-issues other Funded Debt of ours as described under “Description of Exchange Notes — Potential Guarantee of Notes by Subsidiaries.” Initially, there will be no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guarantee that may be delivered in the future. A court could avoid or subordinate a subsidiary guarantee in favor of that subsidiary guarantor’s other creditors if the court found that either:

•	the guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

•	the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guarantee;
and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guarantee:

•	was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee;

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.
      Among other things, a legal challenge of the subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guarantee. To the extent the subsidiary guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, you would cease to have any claim against that subsidiary guarantor and would be solely a creditor of us and of any subsidiary guarantors whose subsidiary guarantees were not avoided or held unenforceable. In that event, your claims against the issuer of an invalid subsidiary guarantee would be subject to the prior payment of all liabilities of that subsidiary guarantor.

USE OF PROCEEDS
      Each exchange offer is intended to satisfy our obligations under the applicable registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of each series of exchange notes are identical in all respects to the form and terms of the applicable series of outstanding notes, except the exchange notes do not include certain transfer restrictions, registration rights or provisions for additional interest. Outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our outstanding indebtedness.
      We received net proceeds of approximately $490.6 million from the sale of the outstanding notes on March 2, 2005. We used the net proceeds:

•	to refinance our $350 million in principal amount 8.25% Senior notes due March 2005; and

•	for general partnership purposes, including the temporary repayment of indebtedness outstanding under our multi-year revolving credit facility.
RATIO OF EARNINGS TO FIXED CHARGES
      The ratios of earnings to fixed charges for Enterprise Parent for each of the periods indicated are as follows:

Year Ended December 31,
					Three Months Ended
2000	2001	2002	2003	2004	March 31, 2005

6.4	5.1	2.1	2.0	2.7	3.0
      For purposes of computing the ratio of earnings to fixed charges, “earnings” is the aggregate of the following items:

•	pre-tax income or loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

•	plus fixed charges;

•	plus distributed income of equity investees;

•	less capitalized interest; and

•	less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.
The term “fixed charges” means the sum of the following:

•	interest expensed and capitalized, including amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	an estimate of the interest within rental expenses.

EXCHANGE OFFERS
      We sold the outstanding notes on March 2, 2005, pursuant to the purchase agreement dated as of February 15, 2005, by and among us, Enterprise Parent and the initial purchasers named therein. The outstanding notes were subsequently offered by the initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons pursuant to Regulation S under the Securities Act.
Purpose and Effect of the Exchange Offers
      In connection with the issuance of the outstanding notes, we, Enterprise Parent and the initial purchasers entered into a registration rights agreement with respect to each series of outstanding notes. Pursuant to the registration rights agreement, we agreed to:

•	file with the Commission, no later than 120 days after the closing date of the offering of the outstanding notes, an exchange offer registration statement under the Securities Act for the exchange notes; and

•	use our reasonable best efforts to cause the exchange offer registration statement for the exchange notes to become effective no later than 210 days after the closing date.
      When the exchange offer registration statement is effective, we will offer the holders of the outstanding notes who are able to make certain representations described below the opportunity to exchange their notes for the exchange notes of the same series in the exchange offers. Each exchange offer will be conducted independently from the other exchange offers, and consummation of one exchange offer will not be conditioned upon consummation of any other. Each exchange offer will be open for a period of at least 20 business days, ending no later than 45 days after the exchange offer registration statement becomes effective. During the exchange offer period, we will exchange the exchange notes for all outstanding notes of the same series properly surrendered and not withdrawn before the expiration date. The exchange notes will be registered and the transfer restrictions, registration rights and provisions for additional interest relating to the outstanding notes will not apply to the exchange notes.
      Under the existing interpretations by the staff of the Commission, the exchange notes generally will be freely transferable after the exchange offers without further registration under the Securities Act, except that broker-dealers receiving exchange notes in the exchange offers will be subject to a prospectus delivery requirement with respect to resales of those exchange notes. The staff of the Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) by delivery of the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of such exchange notes. We have agreed to keep the exchange offer registration statement effective for up to 210 days following consummation of the exchange offer in order to permit resales of exchange notes acquired by any person subject to prospectus delivery requirements in after-market transactions.
      If you wish to participate in the exchange offers, you will be required to make certain representations, including representations that:

•	any exchange notes received by you will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the outstanding notes or the exchange notes;

•	you are not an affiliate, as defined in Rule 405 under the Securities Act, of us or Enterprise Parent, or if you are an affiliate, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

      If you are not a broker-dealer, you will be required to represent that you are not engaged in, and do not intend to engage in, the distribution of the exchange notes. If you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes.
      We have agreed that if:

•	we are not permitted to consummate an exchange offer because it is not permitted by applicable law or Commission policy;

•	because of any changes in law or in currently prevailing interpretations of the staff of the Commission, the holder of notes of any series (other than an initial purchaser holding notes of that series acquired directly from us) advises us within 20 business days after the consummation of the exchange offer respecting such series of notes that it is not permitted to participate in such exchange offer;

•	the holder of notes of any series that participates in an exchange offer does not receive exchange notes of the same series that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate) and requests us to include the notes in a shelf registration statement within 20 business days after the consummation of the exchange offer respecting such series of notes; or

•	any of the initial purchasers at the time of an exchange offer respecting any series of notes holds notes of that series having, or likely to be determined to have, the status of an unsold allotment in the initial distribution and requests us to include the notes in a shelf registration statement within 20 business days after the consummation of the exchange offer;
then we will file with the Commission a shelf registration statement covering resales of the outstanding notes of the applicable series within 90 days of the request by any affected holder of the notes. Holders who wish to sell their outstanding notes under the shelf registration statement must satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.
      We will use our reasonable efforts to cause the shelf registration statement to become effective on or prior to 180 days after the receipt of the shelf registration request and to remain effective for a period ending on the earlier of:

•	the second anniversary of the closing date or, if Rule 144(k) under the Securities Act is amended to provide a shorter restrictive period, such shorter period; or

•	until there are no longer outstanding any securities eligible for registration under the registration rights agreement.
      A holder of the outstanding notes that sells the outstanding notes pursuant to the shelf registration statement:

•	generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser;

•	will be subject to certain of the civil liability provisions of the Securities Act in connection with such sales; and

•	will be bound by the provisions of the registration rights agreement applicable to that holder, including indemnification obligations.
      We will pay additional interest on the outstanding notes, over and above the stated interest rate, at a rate of 0.25% per year during the period any of the following conditions exist:

•	we have not filed the exchange offer registration statement or a shelf registration statement within 120 days following the closing date of the offering of the outstanding notes;

•	we have not filed a shelf registration statement within 90 days following a request to do so;

•	the exchange offer registration statement is not declared effective by the Commission within 210 days following the closing date;

•	a shelf registration statement is not declared effective within 180 days following the request to file it;

•	we have not issued exchange notes for all notes of that series validly tendered in accordance with the terms of the related exchange offer on or prior to 45 days after the date on which the exchange offer registration statement was declared effective; or

•	either of the exchange offer registration statement or shelf registration statement has been declared effective but ceases to be effective.
      The foregoing circumstances under which we may be required to pay additional interest are not cumulative. In no event will the additional interest on the outstanding notes exceed 0.25% per year. Further, any additional interest will cease to accrue when all of the events described above have been cured or upon the expiration of the second anniversary of the closing date, or, if Rule 144(k) under the Securities Act is amended to provide a shorter restrictive period, the applicable shorter period. All additional interest shall cease to accrue at any time that there are no notes outstanding that are subject to any registration rights under the registration rights agreement. The receipt of additional interest will be the sole monetary remedy available to a holder if we fail to meet these obligations.
      The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the Commission as an exhibit to Enterprise Parent’s Current Report on Form 8-K on October 6, 2004.
Resale of Exchange Notes
      Based on no-action letters of the Commission staff issued to third parties, we believe that exchange notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not an “affiliate” of us or Enterprise Parent within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the exchange notes.
      The Commission, however, has not considered the exchange offers for the exchange notes in the context of a no-action letter, and the Commission may not make a similar determination as in the no-action letters issued to these third parties.
      If you tender in the exchange offers with the intention of participating in any manner in a distribution of the exchange notes, you

•	cannot rely on such interpretations by the Commission staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
      Unless an exemption from registration is otherwise available, any securityholder intending to distribute exchange notes should be covered by an effective registration statement under the Securities Act. The registration statement should contain the selling securityholder’s information required by Item 507 of Regulation S-K under the Securities Act.
      This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically described in this prospectus. If you are a broker-dealer, you may participate in the exchange offers only if you acquired the outstanding notes as a result of market-making activities or other trading activities. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver this prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.
Terms of the Exchange Offers
      Subject to the terms and conditions described in this prospectus and in the applicable letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the applicable exchange offer. We will issue exchange notes in principal amount equal to the principal amount of outstanding notes surrendered in the exchange offers. Outstanding notes may be tendered only for exchange notes and only in denominations of $1,000 and integral multiples of $1,000.
      None of the exchange offers is conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange offer. Each exchange offer will be conducted independently from the other exchange offers, and consummation of one exchange offer will not be conditioned upon consummation of any other.
      As of the date of this prospectus, $250,000,000 in aggregate principal amount of 5.00% Series A Senior Notes due 2015 and $250,000,000 in aggregate principal amount of 5.75% Series A Senior Notes due 2035 are outstanding. This prospectus is being sent to DTC, the sole registered holder of the outstanding notes, and to all persons that we can identify as beneficial owners of the outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers.
      We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the rules and regulations of the Commission. Outstanding notes whose holders do not tender for exchange in the exchange offers will remain outstanding and continue to accrue interest. These outstanding notes will be entitled to the rights and benefits such holders have under the indenture relating to the outstanding notes and the registration rights agreement.
      We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the applicable registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.
      If you tender outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offers. Please read “— Fees and Expenses” for more details regarding fees and expenses incurred in connection with the exchange offers.
      We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offers.
Expiration Date
      Each exchange offer will expire at 5:00 p.m., New York City time, on                     , 2005, unless, in our sole discretion, we extend it. We may extend one exchange offer without extending any other.
Extensions, Delays in Acceptance, Termination or Amendment
      We expressly reserve the right, at any time or various times, to extend the period of time during which any exchange offer is open. We may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders at any time until the applicable exchange offer expires or terminates. During any such extensions, all outstanding notes previously tendered will remain subject to the applicable exchange offer, and we may accept them for exchange.
      To extend any exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m. New York City time on the business day after the previously scheduled expiration date.
      If any of the conditions described below under “— Conditions to the Exchange Offers” have not been satisfied, we reserve the right, in our sole discretion

•	to delay accepting for exchange any outstanding notes,

•	to extend any exchange offer, or

•	to terminate any exchange offer,
by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement. We also reserve the right to amend the terms of any exchange offer in any manner.
      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to holders of the applicable series of outstanding notes. If we amend an exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The prospectus supplement will be distributed to holders of the applicable outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to holders, we will extend the applicable exchange offer if it would otherwise expire during such period. If an amendment constitutes a material change to an exchange offer, including the waiver of a material condition, we will extend the applicable exchange offer, if necessary, to remain open for at least five business days after the date of the amendment. In the event of any increase or decrease in the price of the outstanding notes or in the percentage of outstanding notes being sought by us, we will extend the applicable exchange offer to remain open for at least 10 business days after the date we provide notice of such increase or decrease to the registered holders of outstanding notes.
Conditions to the Exchange Offers
      We will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes if the applicable exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the Commission. Similarly, we may terminate any exchange offer as provided in this prospectus before accepting outstanding notes for exchange in the event of such a potential violation.
      We will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “— Purpose and Effect of the Exchange Offers,” “— Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act.
      Additionally, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the exchange offer registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.
      We expressly reserve the right to amend or terminate any exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the applicable series of outstanding notes as promptly as practicable.
      These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times prior to the expiration of the exchange offers in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offers.
      Each exchange offer is independent of any other, and the closing of one exchange offer is not conditioned upon the closing of any other.
Procedures for Tendering
      To participate in the exchange offers, you must properly tender your outstanding notes to the exchange agent as described below. We will only issue exchange notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes, and you should follow carefully the instructions on how to tender your outstanding notes. It is your responsibility to properly tender your outstanding notes. We have the right to waive any defects. However, we are not required to waive defects, and neither we, nor the exchange agent is required to notify you of defects in your tender.
      If you have any questions or need help in exchanging your outstanding notes, please call the exchange agent whose address and phone number are described in the applicable letter of transmittal included as Annexes A and B to this prospectus.
      All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by a global certificate held by Cede & Co. for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using ATOP. The exchange agent will establish an account with DTC for purposes of each exchange offer promptly after the commencement of the exchange offers, and DTC participants may electronically transmit their acceptance of the applicable exchange offer by causing DTC to transfer their outstanding notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding notes and that the participant agrees to be bound by the terms of the applicable letter of transmittal.
      By using the ATOP procedures to exchange outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.
      There is no procedure for guaranteed late delivery of the outstanding notes.
      Determinations Under the Exchange Offers. We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of any exchange offer, including the instructions in the applicable letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date of the exchange.
      When We Will Issue Exchange Notes. In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under an exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date,

•	a book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.
      Return of Outstanding Notes Not Accepted or Exchanged. If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. Such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of an exchange offer.
      Your Representations to Us. By agreeing to be bound by the applicable letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are not engaged in and do not intend to engage in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes, you acquired those outstanding notes as a result of market-making activities or other trading activities and you will deliver this prospectus, as required by law, in connection with any resale of the exchange notes; and

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of us or Enterprise Parent.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date of the applicable exchange offer. For a withdrawal to be effective you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the ATOP procedures.
      We will determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the applicable exchange offer.
      Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender, expiration or termination of an exchange offer. You may retender properly withdrawn outstanding notes by following the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date of the applicable exchange offer.

Fees and Expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.
      We have not retained any dealer-manager in connection with the exchange offers and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offers. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.
      We will pay the cash expenses to be incurred in connection with each exchange offer. They include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under each exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.
Consequences of Failure to Exchange
      If you do not exchange your outstanding notes for exchange notes under the applicable exchange offer, the outstanding notes you hold will continue to be subject to the existing restrictions on transfer. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not intend to register outstanding notes under the Securities Act unless the registration rights agreement requires us to do so.
Accounting Treatment
      We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offers.
Other
      Participation in an exchange offer is voluntary, and you should consider carefully whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.
      We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF EXCHANGE NOTES
      The exchange notes will be issued and the outstanding notes were issued under an Indenture dated as of October 4, 2004 among Enterprise Products Operating L.P., as issuer (the “Issuer”), Enterprise Products Partners L.P., as parent guarantor (the “Parent Guarantor”), any Subsidiary Guarantors (as defined below) party thereto and Wells Fargo Bank, N.A., as trustee (the “Trustee”), as supplemented by supplemental indentures creating the notes of each series (the “Indenture”). You can find the definition of various terms used in this Description of Exchange Notes under “— Certain Definitions” below.
      This Description of Exchange Notes is intended to be a useful overview of the material provisions of the exchange notes, the guarantees, and the Indenture. Since this Description of Exchange Notes is only a summary, you should refer to the exchange notes and the Indenture, forms of which are available from us, for a complete description of our obligations and your rights.
      References in this Description of Exchange Notes to the “Issuer” or “we” or “us” mean only Enterprise Products Operating L.P. and not its subsidiaries. References to the “Parent Guarantor” mean only Enterprise Products Partners L.P. and not its subsidiaries, and references to the “Subsidiary Guarantors” mean any subsidiaries of the Parent Guarantor that guarantee the notes in the future. The term “Guarantors” includes both the Parent Guarantor and any Subsidiary Guarantor. References to the “notes” in this section of the prospectus include both the outstanding notes issued on October 4, 2004 and the exchange notes.
      If the exchange offer for a series of notes is consummated, holders of notes of that series who do not exchange their notes for exchange notes of the same series will vote together with the holders of the exchange notes of that series for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders under the Indenture (including acceleration after an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of all outstanding debt securities issued under the Indenture or of a specified series of debt securities under the Indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any notes of a series that remain outstanding after the exchange offer will be aggregated with the exchange notes of the same series, and the holders of these notes and exchange notes will vote together as a single series for all such purposes. Accordingly, all references in this Description of Exchange Notes to specified percentages in aggregate principal amount of the outstanding notes of any series mean, at any time after the exchange offer for the notes of that series is consummated, such percentage in aggregate principal amount of such notes and the exchange notes of the same series then outstanding.
      In addition to the outstanding notes, there are currently outstanding under the Indenture $500 million in aggregate principal amount of 4.000% senior notes due 2007, $500 million in aggregate principal amount of 4.625% senior notes due 2009, $650 million in aggregate principal amount of 5.600% senior notes due 2014 and $350 million in aggregate principal amount of 6.650% senior notes due 2034.
General
      The Notes. The notes:

•	are general unsecured, senior obligations of the Issuer;

•	constitute two series of debt securities issued under the Indenture, and each series is initially limited to the following aggregate principal amount: the 2015 notes, $250 million; and the 2035 notes, $250 million;

•	mature on March 1, 2015, in the case of the 2015 notes; and March 1, 2035, in the case of the 2035 notes.

•	are issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more notes in global form registered in the name of Cede & Co., as nominee of The Depository Trust Company (“DTC”), or such other name as may be requested by an authorized representative of DTC, and deposited with the Trustee as custodian for DTC. In certain circumstances, the notes may be in definitive form; and

•	are fully and unconditionally guaranteed on an unsecured, unsubordinated basis by the Parent Guarantor, and in certain circumstances may be guaranteed in the future on the same basis by one or more Subsidiary Guarantors.
      Interest. Interest on the notes will:

•	accrue from March 2, 2005 at the rate of 5.00% per annum, in the case of the 2015 notes; and 5.75% per annum, in the case of the 2035 notes;

•	accrue from the date of issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2005;

•	be payable to holders of record on the February 15 and August 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year consisting of twelve 30-day months.
      Payment and Transfer.
      Initially, the notes will be issued only in global form. Beneficial interests in notes in global form will be shown on, and transfers of interests in notes in global form will be made only through, records maintained by DTC and its participants. Notes in definitive form, if any, may be presented for registration of transfer or exchange at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the Trustee located at 45 Broadway, 12th Floor, New York, New York 10002).
      Payment of principal of, premium, if any, and interest on notes in global form registered in the name of DTC’s nominee will be made in immediately available funds to DTC’s nominee, as the registered holder of such global notes. If any of the notes is no longer represented by a global note, payment of interest on the notes in definitive form may, at our option, be made at the corporate trust office of the Trustee indicated above or by check mailed directly to holders at their respective registered addresses or by wire transfer to an account designated by a holder.
      No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection therewith. We are not required to register the transfer of or exchange any note selected for redemption or for a period of 15 days before mailing a notice of redemption of notes of the same series.
      The registered holder of a note will be treated as the owner of it for all purposes, and all references in this Description of Exchange Notes to “holders” mean holders of record, unless otherwise indicated.
      Replacement of Notes.
      We will replace any mutilated, destroyed, stolen or lost notes at the expense of the holder upon surrender of the mutilated notes to the Trustee or evidence of destruction, loss or theft of a note satisfactory to us and the Trustee. In the case of a destroyed, lost or stolen note, we may require an indemnity satisfactory to the Trustee and to us before a replacement note will be issued.
Further Issuances
      We may from time to time, without notice or the consent of the holders of the notes of any series, create and issue further notes of that series ranking equally and ratably with the original notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes), so that such further notes form a single series with the original notes and have the same terms as to status, redemption or otherwise as the original notes.
Optional Redemption
      The notes of each series are redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 15 basis points, in the case of the 2015 notes, and 20 basis points in the case of the 2035 notes;

•	plus, in either case, accrued interest to the Redemption Date.
      The actual redemption price, calculated as provided below, will be calculated and certified to the Trustee and us by the Independent Investment Banker.
      Notes called for redemption become due on the Redemption Date. Notices of optional redemption will be mailed at least 30 but not more than 60 days before the Redemption Date to each holder of the notes to be redeemed at its registered address. The notice of optional redemption for the notes will state, among other things, the amount of notes to be redeemed, the Redemption Date, the method of calculating the redemption price and each place that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the Redemption Date. If less than all of the notes are redeemed at any time, the Trustee will select the notes to be redeemed on a pro rata basis or by any other method the Trustee deems fair and appropriate. Unless we default in payment of the redemption price, interest will cease to accrue on the Redemption Date with respect to any notes called for optional redemption.
      For purposes of determining the optional redemption price, the following definitions are applicable:
      “Treasury Yield” means, with respect to any Redemption Date applicable to the notes, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding such Redemption Date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such Redemption Date.
      “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes to be redeemed; provided, however, that if no maturity is within three months before or after the maturity date for such notes, yields for the two published maturities most closely corresponding to such United States Treasury security will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight line basis rounding to the nearest month.
      “Independent Investment Banker” means either J.P. Morgan Securities Inc. (and its successors), Citigroup Global Markets Inc. (and its successors), Lehman Brothers Inc. (and its successors) or, if no such firm is willing and able to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee and reasonably acceptable to the Issuer.
      “Comparable Treasury Price” means, with respect to any Redemption Date, (a) the bid price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) at 4:00 p.m. on the third business day preceding such Redemption Date, as set forth on “Telerate Page 500” (or such other page as may replace Telerate Page 500), or (b) if such page (or any successor page) is not displayed or does not contain such bid prices at such time, the average of the Reference Treasury Dealer Quotations obtained by the Trustee for such Redemption Date.
      “Reference Treasury Dealer” means (a) J.P. Morgan Securities Inc. (and its successors) and (b) one other primary U.S. government securities dealer in New York City selected by the Independent Investment Banker (each, a “Primary Treasury Dealer”); provided, however, that if either of the foregoing shall cease to be a Primary Treasury Dealer, the Issuer will substitute therefor another Primary Treasury Dealer.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date for the notes, an average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.
Ranking
      The notes will be unsecured, unless we are required to secure them pursuant to the limitations on liens covenant described below under “— Certain Covenants — Limitations on Liens.” The notes will also be the unsubordinated obligations of the Issuer and will rank equally with all other existing and future unsubordinated indebtedness of the Issuer. Each guarantee of the notes will be an unsecured and unsubordinated obligation of the Guarantor and will rank equally with all other existing and future unsubordinated indebtedness of the Guarantor. The notes and each guarantee will effectively rank junior to any future indebtedness of the Issuer and the Guarantor that is both secured and unsubordinated to the extent of the assets securing such indebtedness, and the notes will effectively rank junior to all indebtedness and other liabilities of the Issuer’s subsidiaries that are not Subsidiary Guarantors.
Parent Guarantee
      The Parent Guarantor will fully and unconditionally guarantee to each holder and the Trustee, on an unsecured and unsubordinated basis, the full and prompt payment of principal of, premium, if any, and interest on the notes, when and as the same become due and payable, whether at stated maturity, upon redemption, by declaration of acceleration or otherwise.
Potential Guarantee of Notes by Subsidiaries
      Currently, the notes are not guaranteed by any of our Subsidiaries. In the future, however, if our Subsidiaries become guarantors or co-obligors of our Funded Debt (as defined under “— Certain Definitions”), then these Subsidiaries will jointly and severally, fully and unconditionally, guarantee our payment obligations under the notes. We refer to any such Subsidiaries as “Subsidiary Guarantors” and sometimes to such guarantees as “Subsidiary Guarantees.” Each Subsidiary Guarantor will execute a supplement to the indenture to effect its guarantee.
      The obligations of each Guarantor under its guarantee of the notes will be limited to the maximum amount that will not result in the obligations of the Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Guarantor; and

•	any collection from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its guarantee.
Addition and Release of Subsidiary Guarantors
      The guarantee of any Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to notes of any series as described below under “— Defeasance and Discharge,” then any Guarantee will be released with respect to that series. Further, if no Default has occurred and is continuing under the Indenture, a Subsidiary Guarantor will be unconditionally released and discharged from its guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of the Parent Guarantor’s direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•	following delivery of a written notice by us to the Trustee, upon the release of all guarantees or other obligations of the Subsidiary Guarantor with respect to any Funded Debt of ours, except the notes.
      If at any time following any release of a Subsidiary Guarantor from its initial guarantee of the notes pursuant to the third bullet point in the preceding paragraph, the Subsidiary Guarantor again guarantees or co-issues any of our Funded Debt (other than our obligations under the Indenture), then the Parent Guarantor will cause the Subsidiary Guarantor to again guarantee the notes in accordance with the Indenture.
No Sinking Fund
      We are not required to make mandatory redemption or sinking fund payments with respect to the notes.
Certain Covenants
      Except as set forth below neither the Issuer nor the Parent Guarantor is restricted by the Indenture from incurring any type of Indebtedness or other obligation, from paying dividends or making distributions on its partnership interests or purchasing or redeeming its partnership interests. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provisions that would require the Issuer to repurchase or redeem or otherwise modify the terms of any of the debt securities upon a change in control or other events involving the Issuer which may adversely affect the creditworthiness of the debt securities.
      Some of the defined terms used in the following summary are defined under “— Certain Definitions.”
      Limitations on Liens. The Parent Guarantor will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any mortgage, lien, security interest, pledge, charge or other encumbrance (“liens”) other than Permitted Liens upon any Principal Property or upon any capital stock of any Restricted Subsidiary, whether owned on the date of the Indenture or thereafter acquired, to secure any Indebtedness of the Parent Guarantor or the Issuer or any other person (other than the notes and the other debt securities), without in any such case making effective provision whereby all of the notes and other debt securities outstanding under the Indenture are secured equally and ratably with, or prior to, such Indebtedness so long as such Indebtedness is so secured.
      Notwithstanding the preceding, under the Indenture, the Parent Guarantor may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property or capital stock of a Restricted Subsidiary to secure Indebtedness of the Parent Guarantor, the Issuer or any other person (other than debt securities issued under the Indenture) other than a Permitted Lien without securing the debt securities issued under the Indenture, provided that the aggregate principal amount of all Indebtedness then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below), does not exceed 10% of Consolidated Net Tangible Assets.

      Restriction on Sale-Leasebacks. The Parent Guarantor will not, and will not permit any Subsidiary to, engage in the sale or transfer by the Parent Guarantor or any Subsidiary of any Principal Property to a person (other than the Issuer or a Subsidiary) and the taking back by the Parent Guarantor or any Subsidiary, as the case may be, of a lease of such Principal Property (a “Sale-Leaseback Transaction”), unless:

(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) the Parent Guarantor or such Subsidiary would be entitled to incur Indebtedness secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the notes; or

(4) the Parent Guarantor or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (a) the prepayment, repayment, redemption, reduction or retirement of any Indebtedness of the Parent Guarantor or any Subsidiary that is not subordinated to the notes or any guarantee, or (b) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Parent Guarantor or its Subsidiaries.
      Notwithstanding the preceding, the Parent Guarantor may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph under “— Restriction on Sale-Leasebacks,” provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of all other such Attributable Indebtedness deemed to be outstanding in respect of all Sale-Leaseback Transactions and all outstanding Indebtedness (other than debt securities issued under the Indenture) secured by liens other than Permitted Liens upon Principal Properties, does not exceed 10% of Consolidated Net Tangible Assets.
      Reports. So long as any notes are outstanding, the Parent Guarantor will:

•	for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it is required to file with the SEC, copies of the annual reports and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;

•	if it is not required to file reports with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it would have been required to file with the SEC, financial statements (and with respect to annual reports, an auditors’ report by a firm of established national reputation) and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act; and

•	if it is required to furnish annual or quarterly reports to its equity holders pursuant to the Exchange Act, it will file these reports with the Trustee and mail them to the holders.
      Merger, Consolidation or Sale of Assets. Each of the Parent Guarantor and the Issuer may, without the consent of the holders of any of the notes, consolidate with or convey, transfer or lease all or substantially all of its assets to, or merge with or into, any partnership, limited liability company or corporation if:

(1) the entity surviving any such consolidation or merger or to which such assets have been transferred (the “successor”) is either the Parent Guarantor or the Issuer, as applicable, or the successor is a domestic partnership, limited liability company or corporation and expressly assumes all the Parent Guarantor’s or the Issuer’s, as the case may be, obligations and liabilities under the Indenture and the notes (in the case of the Issuer) and the guarantee thereof by the Parent Guarantor (in the case of the Parent Guarantor);

(2) immediately after giving effect to the transaction no Default or Event of Default has occurred and is continuing; and

(3) the Issuer and the Parent Guarantor have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer complies with the Indenture.

      The successor will be substituted for the Parent Guarantor or the Issuer, as the case may be, in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise the rights and powers of the Parent Guarantor or the Issuer, as the case may be, under the Indenture. If the Parent Guarantor or the Issuer conveys or transfers all or substantially all of its assets, it will be released from all liabilities and obligations under the Indenture and under the notes (in the case of the Issuer) and its guarantee of the notes (in the case of the Guarantor) except that no such release will occur in the case of a lease of all or substantially all of its assets.
Events of Default
      Each of the following is an Event of Default under the Indenture with respect to either series of notes:

(1) default in any payment of interest on the notes of that series when due, including additional interest payable under the applicable registration rights agreement, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on the notes of that series when due at its stated maturity, upon redemption, upon declaration or otherwise;

(3) failure by the Parent Guarantor or the Issuer to comply for 60 days after notice with its other agreements respecting that series;

(4) certain events of bankruptcy, insolvency or reorganization of the Issuer or any Guarantor (the “bankruptcy provisions”); or

(5) any guarantee ceases to be in full force and effect or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.
However, a default under clause (3) of this paragraph will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding notes of that series notify the Issuer or the Parent Guarantor of the default and such default is not cured within the time specified in clause (3) of this paragraph after receipt of such notice.
      An Event of Default for a particular series of notes will not necessarily constitute an Event of Default for the other series of notes or for any other series of debt securities that may be issued under the Indenture. If an Event of Default (other than an Event of Default described in clause (4) above) with respect to a series of notes occurs and is continuing, the Trustee by notice to the Issuer, or the holders of at least 25% in principal amount of the outstanding notes of that series by notice to the Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes of that series to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. The Indenture provides that if an Event of Default described in clause (4) above occurs, the principal of, premium, if any, and accrued and unpaid interest on all debt securities outstanding under the Indenture, including the notes, will become and be immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders. However, the effect of such provision may be limited by applicable law.

      The holders of a majority in principal amount of the outstanding notes of a particular series may rescind any acceleration with respect to the notes of that series and annul its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing Events of Default with respect to the notes of that series, other than the nonpayment of the principal of, premium, if any, and interest on the notes of that series that have become due solely by such acceleration, have been cured or waived.
      Subject to the provisions of the Indenture relating to the duties of the Trustee if an Event of Default with respect to a series of notes occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of notes of that series, unless such holders have offered to the Trustee reasonable indemnity or security against any cost, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of notes of any series may pursue any remedy with respect to the Indenture or the notes of that series, unless:

(1) such holder has previously given the Trustee notice that an Event of Default with respect to the notes of that series is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes of that series have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any cost, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes of each series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the notes of that series. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of notes of that series or that would involve the Trustee in personal liability.
      The Indenture provides that if a Default (that is, an event that is, or after notice or the passage of time would be, an Event of Default) with respect to the notes of a particular series occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of notes of that series notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on the notes of that series, the Trustee may withhold such notice, but only if and so long as the Trustee in good faith determines that withholding notice is in the interests of the holders of notes of that series. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate as to compliance with all covenants under the Indenture and indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, an officers’ certificate specifying any Default or Event of Default, its status and what action the Issuer is taking or proposes to take in respect thereof.
Amendments and Waivers
      Amendments of the Indenture may be made by the Issuer, the Guarantors and the Trustee with the consent of the holders of a majority in principal amount of all debt securities of each series affected thereby then outstanding under the Indenture (including consents obtained in connection with a tender offer or exchange offer for the notes). However, without the consent of each holder of an affected note, no amendment may, among other things:

(1) reduce the percentage in principal amount of notes of any series whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any note;

(3) reduce the principal of or extend the stated maturity of any note;

(4) reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described above under “— Optional Redemption;”

(5) make any notes payable in money other than U.S. dollars;

(6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s note on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s note;

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) release any security that may have been granted in respect of the notes; or

(9) release any Guarantor other than in accordance with the Indenture or modify its guarantee in any manner adverse to the holders.
      The holders of a majority in principal amount of the outstanding notes of each affected series may waive compliance by the Issuer and the Parent Guarantor with certain restrictive covenants on behalf of all holders of notes of such series, including those described under “— Certain Covenants — Limitations on Liens” and “— Certain Covenants — Restriction on Sale-Leasebacks.” The holders of a majority in principal amount of the outstanding notes of that series, on behalf of all such holders, may waive any past Default or Event of Default with respect to the notes of that series (including any such waiver obtained in connection with a tender offer or exchange offer for the notes), except a Default or Event of Default in the payment of principal, premium or interest or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.
      Without the consent of any holder, the Issuer, the Guarantors and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor of the obligations of the Parent Guarantor or the Issuer under the Indenture;

(3) provide for uncertificated notes in addition to or in place of certificated debt securities (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) provide for the addition of any Subsidiary as a Subsidiary Guarantor, or to reflect the release of any Subsidiary Guarantor, in either case as provided in the Indenture;

(5) secure the notes or a guarantee;

(6) add to the covenants of any Guarantor or the Issuer for the benefit of the holders or surrender any right or power conferred upon any Guarantor or the Issuer;

(7) make any change that does not adversely affect the rights under the Indenture of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; and

(9) issue any other series of debt securities under the Indenture.
      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Issuer is required to mail to all holders of notes of an affected series a notice briefly describing such amendment. However, the failure to give such notice to all such holders, or any defect therein, will not impair or affect the validity of the amendment.
Defeasance and Discharge
      The Issuer at any time may terminate all its obligations under the Indenture as they relate to the notes of any series (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer of or exchange the notes of that series, to replace mutilated, destroyed, lost or stolen notes of that series and to maintain a registrar and paying agent in respect of such notes.
      The Issuer at any time may terminate its obligations under covenants described under “— Certain Covenants” (other than “Merger, Consolidation or Sale of Assets”) and the bankruptcy provisions with respect to each Guarantor, and the guarantee provision described under “— Events of Default” above with respect to the notes (“covenant defeasance”).
      The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the notes of the defeased series may not be accelerated because of an Event of Default. If the Issuer exercises its covenant defeasance option for the notes of a particular series, payment of the notes of that series may not be accelerated because of an Event of Default specified in clause (3), (4) (with respect only to a Guarantor) or (5) under “— Events of Default” above. If the Issuer exercises either its legal defeasance option or its covenant defeasance option, each guarantee will terminate with respect to the notes of the defeased series and any security that may have been granted with respect to such notes will be released.
      In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money, U.S. Government Obligations (as defined in the Indenture) or a combination thereof for the payment of principal, premium, if any, and interest on the notes of the relevant series to redemption or stated maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes of that series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.
      In the event of any legal defeasance, holders of the notes of the relevant series would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their notes until maturity.
      Although the amount of money and U.S. Government Obligations on deposit with the Trustee would be intended to be sufficient to pay amounts due on the notes of a defeased series at the time of their stated maturity, if we exercise our covenant defeasance option for the notes of any series and the notes are declared due and payable because of the occurrence of an Event of Default, such amount may not be sufficient to pay amounts due on the notes of that series at the time of the acceleration resulting from such Event of Default. We would remain liable for such payments, however.

      In addition, we may discharge all our obligations under the Indenture with respect to notes of any series, other than our obligation to register the transfer of and exchange notes of that series, provided that we either:

•	deliver all outstanding notes of that series to the Trustee for cancellation; or

•	all such notes not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this bullet point we have deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of such notes, including interest to the stated maturity or applicable Redemption Date.
Certain Definitions
      “Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.
      “Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets of the Parent Guarantor and its consolidated Subsidiaries after deducting therefrom:

(1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt); and

(2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a pro forma basis would be set forth, on the consolidated balance sheet of the Parent Guarantor and its consolidated Subsidiaries for the Parent Guarantor’s most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute.
      “Funded Debt” means all Indebtedness maturing one year or more from the date of the creation thereof, all Indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.
      “General Partner” means Enterprise Products OLPGP, Inc., a Delaware corporation, and its successors as general partner of the Issuer.
      “Indebtedness” of any person at any date means any obligation created or assumed by such person for the repayment of borrowed money or any guarantee thereof.

      “Permitted Liens” means:

(1) liens upon rights-of-way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair; or any right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(3) liens for taxes and assessments which are (a) for the then current year, (b) not at the time delinquent, or (c) delinquent but the validity or amount of which is being contested at the time by the Parent Guarantor or any Subsidiary in good faith by appropriate proceedings;

(4) liens of, or to secure performance of, leases, other than capital leases; or any lien securing industrial development, pollution control or similar revenue bonds;

(5) any lien upon property or assets acquired or sold by the Parent Guarantor or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(6) any lien in favor of the Parent Guarantor or any Subsidiary; or any lien upon any property or assets of the Parent Guarantor or any Subsidiary in existence on the date of the execution and delivery of the Indenture;

(7) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any Indebtedness incurred by the Parent Guarantor or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(8) any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) liens in favor of any person to secure obligations under provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

(10) any lien upon any property or assets created at the time of acquisition of such property or assets by the Parent Guarantor or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition; or any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Indebtedness incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

(11) any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Parent Guarantor or any Subsidiary and any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided that, in each case, such lien only encumbers the property or assets so acquired or owned by such person at the time such person becomes a Subsidiary;

(12) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which the Parent Guarantor or the applicable Subsidiary has not exhausted its appellate rights;

(13) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (12) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Parent Guarantor and its Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

(14) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing Indebtedness of the Parent Guarantor or any Subsidiary.
      “Principal Property” means, whether owned or leased on the date of the Indenture or thereafter acquired:

(1) any pipeline assets of the Parent Guarantor or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, natural gas liquids, and petrochemicals, that are located in the United States or any territory or political subdivision thereof; and

(2) any processing or manufacturing plant or terminal owned or leased by the Parent Guarantor or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the preceding clauses (1) or (2):

(a) any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles; and

(b) any such assets, plant or terminal which, in the opinion of the board of directors of the General Partner is not material in relation to the activities of the Issuer or of the Parent Guarantor and its Subsidiaries taken as a whole.
      “Restricted Subsidiary” means any Subsidiary owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.
      “SEC” means the Securities and Exchange Commission.
      “Securities Act” means the Securities Act of 1933, as amended, and any successor statute.
      “Subsidiary” means:

(1) the Issuer; or

(2) any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof or any partnership of which more than 50% of the partners’ equity interests (considering all partners’ equity interests as a single class) is, in each case, at the time owned or controlled, directly or indirectly, by the Parent Guarantor, the Issuer or one or more of the other Subsidiaries of the Parent Guarantor or the Issuer or combination thereof.

Book-Entry, Delivery and Form
      Except as set forth below, the new notes will be issued in registered, global form (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).
      Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. Please read “— Exchanges of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes.
      Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      We expect that, pursuant to procedures established by DTC:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of each of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).
      Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or

Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.
      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.
      Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we, the Guarantors and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Guarantors, the Trustee nor any agent of ours or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      We expect that, under DTC’s current practice, at the due date of any payment in respect of securities such as the notes, DTC will credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee, the Guarantors or us. Neither we, the Guarantors nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we, the Guarantors and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such

Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for Certificated Notes, and to distribute such notes to its Participants.
      None of us, the Guarantors, the Trustee or any of our respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchanges of Global Notes for Certificated Notes
      A Global Note is exchangeable for Certificated Notes of the same series in minimum denominations of $1,000 and in integral multiples of $1,000, if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event we fail to appoint a successor depositary within 90 days; or

(2) there has occurred and is continuing an Event of Default and DTC notifies the Trustee of its decision to exchange the Global Note for Certificated Notes.
      In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).
      Neither we, the Guarantors nor the Trustee will be liable for any delay by the depositary or its nominee in identifying the holders of beneficial interests in the Global Notes, and each such person may conclusively rely on, and will be protected in relying on, instructions from the depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Certificated Notes to be issued).
Same Day Settlement and Payment
      We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the account specified by the depositary. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
      If the principal of or any premium or interest on the notes is payable on a day that is not a business day, the payment will be made on the following business day.
      Subject to any applicable abandoned property law, the Trustee and paying agent will pay to us upon written request any money held by them for payments on the notes that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the Trustee or paying agent with respect to that money will cease.

No Recourse Against General Partners
      Our general partner, the Parent Guarantor’s general partner and their respective directors, officers, employees and members, as such, shall have no liability for any obligations of any Guarantor or the Issuer under the notes, the Indenture or any guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.
Concerning the Trustee
      The Indenture contains certain limitations on the right of the Trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in certain other transactions. However, if it acquires any conflicting interest within the meaning of the Trust Indenture Act after a Default has occurred and is continuing, it must eliminate the conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.
      If an Event of Default occurs and is not cured or waived, the Trustee is required to exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes unless they have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities it may incur.
      Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Issuer as registrar and paying agent with regard to the notes of each series. Wells Fargo Bank, National Association is a lender under the Issuer’s multi-year revolving credit facility.
Governing Law
      The Indenture, the notes and each guarantee are governed by, and will be construed in accordance with, the laws of the State of New York.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES
      The following discussion is a summary of material federal income tax consequences relevant to the exchange of exchange notes for outstanding notes and represents the opinion of our counsel, Vinson & Elkins L.L.P. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of exchange notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.
      The exchange of exchange notes for outstanding notes will not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the exchange notes as it had in the outstanding notes immediately before the exchange.
PLAN OF DISTRIBUTION
      Based on interpretations by the staff of the Commission in no-action letters issued to third parties, we believe that you may transfer exchange notes of any series issued under the exchange offers in exchange for the outstanding notes if:

•	you acquire the exchange notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes.
      You may not participate in the exchange offers if you are:

•	an “affiliate” within the meaning of Rule 405 under the Securities Act of us or Enterprise Parent; or

•	a broker-dealer that acquired outstanding notes directly from us.
      Each broker-dealer that receives exchange notes of any series for its own account pursuant to the exchange offers must acknowledge that it will deliver this prospectus in connection with any resale of such exchange notes. To date, the staff of the Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as these exchange offers, other than a resale of an unsold allotment from the original sale of the outstanding notes, with this prospectus. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 210 days after the consummation of the exchange offers, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in exchange notes may be required to deliver this prospectus.
      If you wish to exchange notes of any series for your outstanding notes of the applicable series in the applicable exchange offer, you will be required to make representations to us as described in “Exchange Offers — Purpose and Effect of the Exchange Offers” and “Exchange Offers — Procedures for Tendering  — Your Representations to Us” in this prospectus. As indicated in the applicable letter of transmittal, you will be deemed to have made these representations by tendering your outstanding notes in the applicable exchange offer. In addition, if you are a broker-dealer who receives exchange notes of any series for your own account in exchange for outstanding notes of the applicable series that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver this prospectus in connection with any resale by you of such exchange notes.

      We will not receive any proceeds from any sale of exchange notes of any series by broker-dealers. Exchange notes of any series received by broker-dealers for their own account pursuant to the applicable exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	a combination of such methods of resale;
at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices.
      Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes of any series that were received by it for its own account pursuant to the applicable exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Each letter of transmittal states that by acknowledging that it will deliver and by delivering this prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 210 days after the consummation of the exchange offers, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the applicable letter of transmittal. We have agreed to pay all reasonable expenses incident to the exchange offers (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
      Vinson & Elkins L.L.P. has issued an opinion about the legality of the exchange notes. Attorneys at Vinson & Elkins L.L.P. who have participated in the preparation of this prospectus, the registration statement of which it is a part and the related transaction documents, beneficially own an aggregate of approximately 3,200 common units of Enterprise Parent.
EXPERTS
      The (1) consolidated financial statements and the related consolidated financial statement schedule and management’s report on the effectiveness of internal control over financial reporting of Enterprise Products Partners L.P. and subsidiaries incorporated in this prospectus, by reference from Enterprise Products Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 15, 2005, and (2) the balance sheet of Enterprise Products GP, LLC as of December 31, 2004, incorporated in this prospectus by reference from Enterprise Products Partners L.P.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The (1) consolidated financial statements of GulfTerra Energy Partners, L.P. (“GulfTerra”), (2) the financial statements of Poseidon Oil Pipeline Company, L.L.C. (“Poseidon”) and (3) the combined financial statements of El Paso Hydrocarbons, L.P. and El Paso NGL Marketing Company, L.P. (the “Companies”) all incorporated in this prospectus by reference to Enterprise Products Partners L.P.’s Current Reports on Form 8-K dated April 20, 2004 for (1) and (2) and April 16, 2004 for (3), have been so incorporated in reliance on the reports (which (i) report on the consolidated financial statements of GulfTerra contains an explanatory paragraph relating to GulfTerra’s agreement to merge with Enterprise Products Partners L.P. as described in Note 2 to the consolidated financial statements, (ii) report on the financial statements of Poseidon contains an explanatory paragraph relating to Poseidon’s restatement of its prior year financial statements as described in Note 1 to the financial statements, and (iii) report on the combined financial statements of the Companies contains an explanatory paragraph relating to the Companies’ significant transactions and relationships with affiliated entities as described in Note 5 to the combined financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      Information derived from the report of Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists, with respect to GulfTerra’s estimated oil and natural gas reserves incorporated in this prospectus by reference to the Current Report on Form 8-K dated April 20, 2004 of Enterprise Parent has been so incorporated in reliance on the authority of said firm as experts with respect to such matters contained in their report..
WHERE YOU CAN FIND MORE INFORMATION
      Enterprise Parent files annual, quarterly and current reports and other information with the Commission. You may read and copy any document Enterprise Parent files at the Commission’s public reference room in Washington, D.C. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. Its filings are also available to the public at the Commission’s web site at http://www.sec.gov. In addition, documents filed by Enterprise Parent can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10002.
      We incorporate by reference in this prospectus the following documents Enterprise Parent has filed with the Commission and any future filings it may make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished under Items 2.02, 7.01, 9 or 12 of any Form 8-K or that is filed in the future but not deemed filed under the Exchange Act), until the termination of the offering made by this prospectus. All filings filed by Enterprise Parent pursuant to the Securities Exchange Act of 1934 (i) after the date of the initial filing of the registration statement of which this prospectus is a part and (ii) prior to the effectiveness of such registration statement, shall be deemed to be incorporated by reference into the registration statement. The information incorporated by reference is considered to be part of this prospectus, and later information that Enterprise Parent files with the Commission will automatically update and supersede this information. Therefore, before you decide to participate in any exchange offer, you should always check for reports Enterprise Parent may have filed with the Commission after the date of this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2004, Commission File No. 1-14323;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, Commission File No. 1-14323;

•	Current Reports on Form 8-K filed with the Commission on April 16, 2004, April 20, 2004, August 11, 2004, October 6, 2004, January 4, 2005, January 18, 2005, February 11, 2005, February 14, 2005, February 16, 2005, March 3, 2005, March 23, 2005, March 31, 2005 and April 12, 2005, Commission File Nos. 1-14323; and

•	Current Report on Form 8-K filed with the Commission on September 30, 2004, as amended by the Current Reports on Form 8-K/ A filed with the Commission on October 5, 2004 (Amendment No. 1), October 18, 2004 (Amendment No. 2), December 3, 2004 (Amendment No. 3), December 6, 2004 (Amendment No. 4) and December 27, 2004 (Amendment No. 5), Commission File Nos. 1-14323.
      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      We intend to furnish or make available to Enterprise Parent’s unitholders within 90 days following the close of our fiscal year end annual reports containing audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available within 45 days following the close of each fiscal quarter quarterly reports containing unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each of our fiscal years. Enterprise Parent’s annual report will include a description of any transactions with the general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the general partner or its affiliates for the fiscal year completed, including the amount paid or accrued to each recipient and the services performed.
      This prospectus, which is a part of the exchange offer registration statement, does not contain all of the information found in the exchange offer registration statement. You should refer to the exchange offer registration statement, including its exhibits and schedules, for further information. You may obtain a copy of any or all of this information, the exchange offer registration statement and the Commission filings without charge, by request directed to us at the following address and telephone number:

Enterprise Products Operating L.P.
2727 North Loop West, Suite 700
Houston, Texas 77008-1044
Telephone number: (713) 880-6812
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain various forward-looking statements and information that are based on our beliefs and those of Enterprise Parent and its general partner, as well as assumptions made by us and Enterprise Parent and information currently available to us and Enterprise Parent. When used in this prospectus, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Although we, Enterprise Parent and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither we, Enterprise Parent nor its general partner can give any assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that have a direct bearing on our results of operations and financial condition are:

•	fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;

•	the effects of our debt level on our future financial and operating flexibility;

•	a reduction in demand for our products by the petrochemical, refining or heating industries;

•	a decline in the volumes of NGLs delivered by our facilities;

•	the failure of our credit risk management efforts to adequately protect us against customer non-payment;

•	terrorist attacks aimed at our facilities;

•	the failure to successfully integrate our and GulfTerra’s respective business operations or our failure to successfully integrate any other future assets or companies we acquire; and

•	the failure to realize the anticipated cost savings, synergies and other benefits associated with the GulfTerra merger.

      We have no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
      You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this prospectus.

ANNEX A
LETTER OF TRANSMITTAL
To Tender
Outstanding 5.00% Series A Senior Notes due 2015
of
ENTERPRISE PRODUCTS OPERATING L.P.
Pursuant to the Exchange Offer and Prospectus dated                             , 2005
THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON                         , 2005 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY ENTERPRISE PRODUCTS OPERATING L.P.
The Exchange Agent for the Exchange Offer is:
Wells Fargo Bank, National Association
Attention: Corporate Trust Operations
Sixth and Marquette
MAC N9303-121
Minneapolis, Minnesota 55479
Telephone: (800) 344-5128
Facsimile: (612) 667-4927
      IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 5.00% SERIES A SENIOR NOTES DUE 2015 (THE “OUTSTANDING NOTES”) FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF 5.00% SERIES B SENIOR NOTES DUE 2015 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OUTSTANDING NOTES TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M. NEW YORK CITY TIME ON THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

     The undersigned hereby acknowledges receipt and review of the prospectus, dated                   , 2005 (the “Prospectus”), of Enterprise Products Operating L.P., a Delaware limited partnership (the “Operating Partnership”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Operating Partnership’s offer (the “Exchange Offer”) to exchange its 5.00% Series B Senior Notes due 2015 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 5.00% Series A Senior Notes due 2015 (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.
     The Operating Partnership reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Operating Partnership shall notify the Exchange Agent and each registered holder of the Outstanding Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
     This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the prospectus under the caption “The Exchange Offers — Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer-generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Outstanding Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.
     By using the ATOP procedures to tender Outstanding Notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
Ladies and Gentlemen:
      1. By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.
      2. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Operating Partnership to be necessary or desirable to complete the tender of Outstanding Notes.
      3. The tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between you and the Operating Partnership as to the terms and conditions set forth in the Prospectus.
      4. The Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “Commission”), including Exxon Capital Holdings Corp., Commission No-Action Letter (available May 13, 1988), Morgan Stanley & Co., Inc., Commission No-Action Letter (available June 5, 1991) and Shearman & Sterling, Commission No-Action Letter (available July 2, 1993), that the Exchange Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Outstanding Notes exchanged for such Exchange Notes directly from the Operating Partnership to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Operating Partnership or Enterprise Products Partners L.P. (the “Partnership”) within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such Exchange Notes.
      5. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that:

a. the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b. neither you nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes;

c. neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes; and

d. neither the holder nor any such other person is an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Operating Partnership or the Partnership.
      6. You may, if you are unable to make all of the representations and warranties contained in paragraph 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of March 2, 2005 relating to the 5.00% Series A Senior Notes due 2015 (the “Registration Rights Agreement”), by and among the Operating Partnership, the Partnership and the Initial Purchasers (as defined therein). Such election may be made only by notifying the Operating Partnership in writing at 2727 North Loop West, Houston, Texas 77008-1044, Attention: Chief Financial Officer. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Operating Partnership, each of the directors of Enterprise Products OLPGP, Inc., the general partner of the Operating Partnership (the “General Partner”), the Partnership, each of the directors of Enterprise Products GP, LLC, the general partner of the Partnership (the “Partnership General Partner”), each of the officers of the General Partner and the Partnership General Partner who signs such shelf registration statement on behalf of the Operating Partnership or the

Partnership, each person who controls the Operating Partnership or the Partnership within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to you furnished in writing by or on behalf of you expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.
      7. If you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.
      8. Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives.

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.	Book-Entry Confirmations.
      Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Outstanding Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M. New York City time on the Expiration Date.

2.	Partial Tenders.
      Tenders of Outstanding Notes will be accepted only in denominations of $1,000 and integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and Exchange Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.

3.	Validity of Tenders.
      All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Outstanding Notes will be determined by the Operating Partnership, in its sole discretion, which determination will be final and binding. The Operating Partnership reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Operating Partnership, be unlawful. The Operating Partnership also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Outstanding Notes. The Operating Partnership’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Operating Partnership shall determine. Although the Operating Partnership intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Operating Partnership, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders via the facilities of DTC, as soon as practicable following the Expiration Date.

ANNEX B
LETTER OF TRANSMITTAL
To Tender
Outstanding 5.75% Series A Senior Notes due 2035
of
ENTERPRISE PRODUCTS OPERATING L.P.
Pursuant to the Exchange Offer and Prospectus dated                             , 2005
THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON                         , 2005 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY ENTERPRISE PRODUCTS OPERATING L.P.
The Exchange Agent for the Exchange Offer is:
Wells Fargo Bank, National Association
Attention: Corporate Trust Operations
Sixth and Marquette
MAC N9303-121
Minneapolis, Minnesota 55479
Telephone: (800) 344-5128
Facsimile: (612) 667-4927
      IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 5.75% SERIES A SENIOR NOTES DUE 2035 (THE “OUTSTANDING NOTES”) FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF 5.75% SERIES B SENIOR NOTES DUE 2035 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OUTSTANDING NOTES TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M. NEW YORK CITY TIME ON THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

     The undersigned hereby acknowledges receipt and review of the prospectus, dated                   , 2005 (the “Prospectus”), of Enterprise Products Operating L.P., a Delaware limited partnership (the “Operating Partnership”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Operating Partnership’s offer (the “Exchange Offer”) to exchange its 5.75% Series B Senior Notes due 2035 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 5.75% Series A Senior Notes due 2035 (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.
     The Operating Partnership reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Operating Partnership shall notify the Exchange Agent and each registered holder of the Outstanding Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
     This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the prospectus under the caption “The Exchange Offers — Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer-generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Outstanding Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.
     By using the ATOP procedures to tender Outstanding Notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
Ladies and Gentlemen:
      1. By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.
      2. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Operating Partnership to be necessary or desirable to complete the tender of Outstanding Notes.
      3. The tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between you and the Operating Partnership as to the terms and conditions set forth in the Prospectus.
      4. The Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “Commission”), including Exxon Capital Holdings Corp., Commission No-Action Letter (available May 13, 1988), Morgan Stanley & Co., Inc., Commission No-Action Letter (available June 5, 1991) and Shearman & Sterling, Commission No-Action Letter (available July 2, 1993), that the Exchange Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Outstanding Notes exchanged for such Exchange Notes directly from the Operating Partnership to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Operating Partnership or Enterprise Products Partners L.P. (the “Partnership”) within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such Exchange Notes.
      5. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that:

a. the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b. neither you nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes;

c. neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes; and

d. neither the holder nor any such other person is an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Operating Partnership or the Partnership.
      6. You may, if you are unable to make all of the representations and warranties contained in paragraph 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of March 2, 2005 relating to the 5.75% Series A Senior Notes due 2035 (the “Registration Rights Agreement”), by and among the Operating Partnership, the Partnership and the Initial Purchasers (as defined therein). Such election may be made only by notifying the Operating Partnership in writing at 2727 North Loop West, Houston, Texas 77008-1044, Attention: Chief Financial Officer. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Operating Partnership, each of the directors of Enterprise Products OLPGP, Inc., the general partner of the Operating Partnership (the “General Partner”), the Partnership, each of the directors of Enterprise Products GP, LLC, the general partner of the Partnership (the “Partnership General Partner”), each of the officers of the General Partner and the Partnership General Partner who signs such shelf registration statement on behalf of the Operating Partnership or the

Partnership, each person who controls the Operating Partnership or the Partnership within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to you furnished in writing by or on behalf of you expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.
      7. If you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.
      8. Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives.

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.	Book-Entry Confirmations.
      Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Outstanding Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M. New York City time on the Expiration Date.

2.	Partial Tenders.
      Tenders of Outstanding Notes will be accepted only in denominations of $1,000 and integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and Exchange Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.

3.	Validity of Tenders.
      All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Outstanding Notes will be determined by the Operating Partnership, in its sole discretion, which determination will be final and binding. The Operating Partnership reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Operating Partnership, be unlawful. The Operating Partnership also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Outstanding Notes. The Operating Partnership’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Operating Partnership shall determine. Although the Operating Partnership intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Operating Partnership, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders via the facilities of DTC, as soon as practicable following the Expiration Date.

      Until                     , 2005 all dealers that effect transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.
Enterprise Products Operating L.P.
Offer to Exchange
Registered
$250,000,000 5.00% Series B Senior Notes due 2015
for
Outstanding
$250,000,000 5.00% Series A Senior Notes due 2015
and
Offer to Exchange
Registered
$250,000,000 5.75% Series B Senior Notes due 2035
for
Outstanding
$250,000,000 5.75% Series A Senior Notes due 2035
                    , 2005

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
      Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Enterprise Products Partners L.P.’s partnership agreement provides that Enterprise Products Partners will indemnify (i) Enterprise Products GP, LLC, (ii) any departing general partner, (iii) any person who is or was an affiliate of Enterprise Products GP or any departing general partner, (iv) any person who is or was a member, partner, officer director, employee, agent or trustee of Enterprise Products GP or any departing general partner or any affiliate of Enterprise Products GP or any departing general partner or (v) any person who is or was serving at the request of Enterprise Products GP or any departing general partner or any affiliate of any such person, any affiliate of Enterprise Products GP or any fiduciary or trustee of another person (each, a “Partnership Indemnitee”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Partnership Indemnitee; provided that in each case the Partnership Indemnitee acted in good faith and in a manner that such Partnership Indemnitee reasonably believed to be in or not opposed to the best interests of Enterprise Products Partners and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create an assumption that the Partnership Indemnitee acted in a manner contrary to that specified above. Any indemnification under these provisions will be only out of the assets of Enterprise Products Partners, and Enterprise Products GP shall not be personally liable for, or have any obligation to contribute or lend funds or assets to Enterprise Products Partners to enable it to effectuate, such indemnification. Enterprise Products Partners is authorized to purchase (or to reimburse Enterprise Products GP or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with Enterprise Products Partners’ activities, regardless of whether Enterprise Products Partners would have the power to indemnify such person against such liabilities under the provisions described above.
      Enterprise Products Operating L.P.’s partnership agreement provides that Enterprise Products Operating will indemnify (i) Enterprise Products OLPGP, Inc., (ii) any departing general partner, (iii) any person who is or was an affiliate of Enterprise Products OLPGP or any departing general partner, (iv) any person who is or was a member, partner, officer, director, employee, agent or trustee of Enterprise Products OLPGP or any departing general partner or any affiliate of Enterprise Products OLPGP or any departing general partner or (v) any person who is or was serving at the request of Enterprise Products OLPGP or any departing general partner or any affiliate of any such person, any affiliate of Enterprise Products OLPGP or any fiduciary or trustee of another person (each, an “Operating Partnership Indemnitee”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Operating Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Operating Partnership Indemnitee; provided that in each case the Operating Partnership Indemnitee acted in good faith and in a manner that such Operating Partnership Indemnitee reasonably believed to be in or not opposed to the best interests of Enterprise Products Operating and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create an assumption that the Operating Partnership Indemnitee acted in a manner contrary to that specified above. Any indemnification under these provisions will be only out of the assets of Enterprise Products Operating, and Enterprise Products OLPGP shall not be personally liable for, or have any obligation to contribute or lend funds or assets to Enterprise Products Operating to enable it to effectuate, such indemnification. Enterprise Products Operating is authorized to purchase ( or to reimburse Enterprise Products OLPGP or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with Enterprise Products Operating’s activities, regardless of whether Enterprise Products Operating would have the power to indemnify such person against such liabilities under the provisions described above.
      Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a Delaware limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreement of Enterprise Products GP provides for the indemnification of (i) present or former members of the Board of Directors Enterprise Products GP or any committee thereof, (ii) present or former officers, employees, partners, agents or trustees of the Enterprise Products GP or (iii) persons serving at the request of Enterprise Products GP in another entity in a similar capacity as that referred to in the immediately preceding clauses (i) or (ii) (each, a “General Partner Indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any such person may be involved, or is threatened to be involved, as a party or otherwise, by reason of such person’s status as a General Partner Indemnitee; provided, that in each case the General Partner Indemnitee acted in good faith and in a manner which such General Partner Indemnitee believed to be in, or not opposed to, the best interests of the Enterprise Products GP and, with respect to any criminal proceeding, had no reasonable cause to believe such General Partner Indemnitee’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the General Partner Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to these provisions shall be made only out of the assets of Enterprise Products GP. Enterprise Products GP is authorized to purchase and maintain insurance, on behalf of the members of its Board of Directors, its officers and such other persons as the Board of Directors may determine, against any liability that may be asserted against or expense that may be incurred by such person in connection with the activities of Enterprise Products GP, regardless of whether Enterprise Products GP would have the power to indemnify such person against such liability under the provisions of its limited liability company agreement.
      Under Section 145 of the Delaware General Corporation Law, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or officer acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VI of Enterprise Products OLPGP’s bylaws provides that any person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of Enterprise Products OLPGP or is or was serving or has agreed to serve at the request of Enterprise Products OLPGP as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by Enterprise Products OLPGP to the fullest extent authorized by the Delaware General Corporation Law. Article VI further permits Enterprise Products OLPGP to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Enterprise Products OLPGP, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Enterprise Products OLPGP would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Enterprise Products Partners, Enterprise Products Operating, Enterprise Products GP or Enterprise Products OLPGP as set forth above, Enterprise Products Partners, Enterprise Products Operating, Enterprise Products GP and Enterprise Products OLPGP have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.
      (a) Exhibits:
      Reference is made to the Index to Exhibits following the signature pages hereto, which Index to Exhibits is hereby incorporated into this item.
      (b) Financial Statement Schedules:
      Incorporated herein by reference to pages F-2 and F-77 of Enterprise Products Partners L.P.’s Annual Report on Form 10-K filed with the Commission on March 15, 2005, File No. 1-14323.

Item 22.	Undertakings.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants, we have been advised that in the opinion of the Commission such indemnification is against public policy and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The Registrants hereby undertake:
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants’ annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
      (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrants certify that they have reasonable grounds to believe that they meet all of the requirements for filing on Form S-4 and have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 20, 2005.

Enterprise Products Operating L.P.

By:	Enterprise Products OLPGP, INC.

As General Partner

By:	/s/ Robert G. Phillips

Robert G. Phillips
President and Chief Executive Officer

Enterprise Products Partners L.P.

By:	Enterprise Products GP, LLC

As General Partner

By:	/s/ Robert G. Phillips

Robert G. Phillips
President and Chief Executive Officer

SIGNATURES
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below and constitutes and appoints Richard H. Bachmann and Michael A. Creel and each of them his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed below by the following persons in the capacities indicated on the 20th day of May, 2005.

Title
Signature	(of Enterprise Products OLPGP, Inc.)

Dan L. Duncan	Chairman and Director

/s/ O. S. Andras O. S. Andras	Vice Chairman and Director

/s/ Robert G. Phillips Robert G. Phillips	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Richard H. Bachmann Richard H. Bachmann	Executive Vice President, Chief Legal Officer and Director

/s/ Michael A. Creel Michael A. Creel	Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)

/s/ Michael J. Knesek Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer

SIGNATURES
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below and constitutes and appoints Richard H. Bachmann and Michael A. Creel and each of them his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed below by the following persons in the capacities indicated on the 20th day of May, 2005.

Title
Signature	(of Enterprise Products GP, LLC)

Dan L. Duncan	Chairman and Director

/s/ O. S. Andras O. S. Andras	Vice Chairman and Director

/s/ Robert G. Phillips Robert G. Phillips	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael A. Creel Michael A. Creel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Michael J. Knesek Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer

/s/ E. William Barnett E. William Barnett	Director

/s/ W. Matt Ralls W. Matt Ralls	Director

/s/ Richard S. Snell Richard S. Snell	Director

INDEX TO EXHIBITS

Exhibit
No.	Description*

2.1	Purchase and Sale Agreement between Coral Energy, LLC and Enterprise Products Operating L.P. dated September 22, 2000 (incorporated by reference to Exhibit 10.1 to Form 8-K filed September 26, 2000).
2.2	Purchase and Sale Agreement dated January 16, 2002 by and between Diamond-Koch, L.P. and Diamond-Koch III, L.P. and Enterprise Products Texas Operating L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 8, 2002.)
2.3	Purchase and Sale Agreement dated January 31, 2002 by and between D-K Diamond-Koch, L.L.C., Diamond-Koch, L.P. and Diamond-Koch III, L.P. as Sellers and Enterprise Products Operating L.P. as Buyer (incorporated by reference to Exhibit 10.2 to Form 8-K filed February 8, 2002).
2.4	Purchase Agreement by and between E-Birchtree, LLC and Enterprise Products Operating L.P. dated July 31, 2002 (incorporated by reference to Exhibit 2.2 to Form 8-K filed August 12, 2002).
2.5	Purchase Agreement by and between E-Birchtree, LLC and E-Cypress, LLC dated July 31, 2002 (incorporated by reference to Exhibit 2.1 to Form 8-K filed August 12, 2002).
2.6	Merger Agreement, dated as of December 15, 2003, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products Management LLC, GulfTerra Energy Partners, L.P. and GulfTerra Energy Company L.L.C. (incorporated by reference to Exhibit 2.1 to Form 8-K filed December 15, 2003).
2.7	Amendment No. 1 to Merger Agreement, dated as of August 31, 2004, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products Management LLC, GulfTerra Energy Partners, L.P. and GulfTerra Energy Company L.L.C. (incorporated by reference to Exhibit 2.1 to Form 8-K filed September 7, 2004).
2.8	Parent Company Agreement, dated as of December 15, 2003, by and among Enterprise Products Partners, L.P., Enterprise Products GP, LLC, Enterprise Products GTM, LLC, El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN Investments, L.L.C. and GulfTerra GP Holding Company (incorporated by reference to Exhibit 2.2 to Form 8-K filed December 15, 2003).
2.9	Amendment No. 1 to Parent Company Agreement, dated as of April 19, 2004, by and among Enterprise Products Partners, L.P., Enterprise Products GP, LLC, Enterprise Products GTM, LLC, El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN Investments, L.L.C. and GulfTerra GP Holding Company (incorporated by reference to Exhibit 2.1 to Form 8-K filed April 21, 2004).
2.10	Second Amended and Restated Limited Liability Company Agreement of GulfTerra Energy Company, L.L.C., adopted by GulfTerra GP Holding Company, a Delaware corporation, and Enterprise Products GTM, LLC as of December 15, 2003. (incorporated by reference to Exhibit 2.3 to Form 8-K filed December 15, 2003).
2.11	Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of GulfTerra Energy Company, L.L.C. adopted by Enterprise Products GTM, LLC as of September 30, 2004 (incorporated by reference to Exhibit 2.11 to Form S-4 filed December 27, 2004).
2.12	Purchase and Sale Agreement (Gas Plants), dated as of December 15, 2003, by and between El Paso Corporation, El Paso Field Services Management, Inc., El Paso Transmission, L.L.C., El Paso Field Services Holding Company and Enterprise Products Operating L.P. (incorporated by reference to Exhibit 2.4 to Form 8-K filed December 15, 2003).
3.1	Second Amended and Restated Limited Liability Company Agreement of Enterprise Products GP, LLC dated as of September 30, 2004 (incorporated by reference to Exhibit 3.1 to Form 8-K filed September 30, 2004).
3.2	Amended and Restated Agreement of Limited Partnership of Enterprise Products Operating L.P. dated as of July 31, 1998 (restated to include all amendments through December 10, 2003) (incorporated by reference to Exhibit 3.3 to Form 10-Q filed August 9, 2004).

Exhibit
No.	Description*

3.3	Application for Admission by Enterprise GP Holdings L.P. as a Substituted Member of Enterprise Products GP, LLC (incorporated by reference to Exhibit 3.1 to Form 8-K filed January 18, 2005).
3.4	Fourth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. effective as of October 1, 2004 (incorporated by reference to Exhibit 3.1 to Form 8-K filed October 6, 2004).
3.5	Certificate of Incorporation of Enterprise Products OLPGP, Inc., dated December 3, 2003 (incorporated by reference to Exhibit 3.5 to Form S-4 filed December 27, 2004).
3.6	Bylaws of Enterprise Products OLPGP, Inc., dated December 8, 2003 (incorporated by reference to Exhibit 3.6 to Form S-4 filed December 27, 2004).
4.1	Indenture dated as of March 15, 2000, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and First Union National Bank, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed March 10, 2000).
4.2	First Supplemental Indenture dated as of January 22, 2003, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4, Reg. No. 333-102776, filed January 28, 2003).
4.3	Global Note representing $350 million principal amount of 6.375% Series B Senior Notes due 2013 with attached Guarantee (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-4, Reg. No. 333-102776, filed January 28, 2003).
4.4	Second Supplemental Indenture dated as of February 14, 2003, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Form 10-K filed March 31, 2003).
4.5	Global Note representing $500 million principal amount of 6.875% Series B Senior Notes due 2033 with attached Guarantee (incorporated by reference to Exhibit 4.8 to Form 10-K filed March 31, 2003).
4.6	Global Note representing $450 million principal amount of 7.50% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to Form 8-K filed January 25, 2001).
4.7	Indenture dated as of October 4, 2004, among Enterprise Products Operating, as Issuer, Enterprise Products Partners, as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed October 6, 2004).
4.8	First Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating, as Issuer, Enterprise Products Partners, as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed October 6, 2004).
4.9	Second Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating, as Issuer, Enterprise Products Partners, as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Form 8-K filed October 6, 2004).
4.10	Third Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating, as Issuer, Enterprise Products Partners, as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Form 8-K filed October 6, 2004).
4.11	Fourth Supplemental Indenture dated as of October 4, 2004, among Enterprise Products Operating, as Issuer, Enterprise Products Partners, as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.5 to Form 8-K filed October 6, 2004).
4.12	Global Note representing $500 million principal amount of 4.000% Series B Senior Notes due 2007 with attached Guarantee (incorporated by reference to Exhibit 4.14 to Form S-3 filed March 4, 2005)

Exhibit
No.	Description*

4.13	Global Note representing $500 million principal amount of 4.625% Series B Senior Notes due 2009 with attached Guarantee (incorporated by reference to Exhibit 4.27 to Form 10-K filed March 15, 2005)
4.14	Global Note representing $500 million principal amount of 5.600% Series B Senior Notes due 2014 with attached Guarantee (incorporated by reference to Exhibit 4.17 to Form S-3 filed March 4, 2005)
4.15	Global Note representing $150 million principal amount of 5.600% Series B Senior Notes due 2014 with attached Guarantee (incorporated by reference to Exhibit 4.18 to Form S-3 filed March 4, 2005)
4.16	Global Note representing $350 million principal amount of 6.650% Series B Senior Notes due 2034 with attached Guarantee (incorporated by reference to Exhibit 4.19 to Form S-3 filed March 4, 2005)
4.17	Fifth Supplemental Indenture dated as of March 2, 2005, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed March 3, 2005).
4.18	Sixth Supplemental Indenture dated as of March 2, 2005, among Enterprise Products Operating L.P., as Issuer, Enterprise Products Partners L.P., as Guarantor, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Form 8-K filed March 3, 2005).
4.19	Rule 144A Global Note representing $250 million principal amount of 5.00% Series A Senior Notes due 2015 with attached Guarantee (incorporated by reference to Exhibit 4.4 to Form 8-K filed March 3, 2005).
4.20	Rule 144A Global Note representing $250 million principal amount of 5.75% Series A Senior Notes due 2035 with attached Guarantee (incorporated by reference to Exhibit 4.5 to Form 8-K filed March 3, 2005).
4.21	Form of Global Note representing $250 million principal amount of 5.00% Series B Senior Notes due 2015 with attached Guarantee (included in Exhibit 4.17).
4.22	Form of Global Note representing $250 million principal amount of 5.75% Series B Senior Notes due 2035 with attached Guarantee (included in Exhibit 4.18).
4.23	Registration Rights Agreement dated as of March 2, 2005, among Enterprise Products Partners L.P., Enterprise Products Operating L.P. and the Initial Purchasers named therein (incorporated by reference to Exhibit 4.6 to Form 8-K filed March 3, 2005).
4.24	Form of Common Unit certificate (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-1/A; File No. 333-52537, filed July 21, 1998).
4.25	$750 million Multi-Year Revolving Credit Agreement dated as of August 25, 2004, among Enterprise Products Operating L.P., the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, CitiBank, N.A. and JPMorgan Chase Bank, as Co-Syndication Agents, Mizuho Corporate Bank, Ltd., SunTrust Bank and The Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 30, 2004).
4.26	Guaranty Agreement dated as of August 25, 2004, by Enterprise Products Partners L.P. in favor of Wachovia Bank, National Association, as Administrative Agent for the several lenders that are or become parties to the Credit Agreement included as Exhibit 4.25, above (incorporated by reference to Exhibit 4.2 to Form 8-K filed on August 30, 2004).
4.27	$2.25 billion 364-Day Revolving Credit Agreement dated as of August 25, 2004, among Enterprise Products Operating L.P., the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, CitiCorp North America, Inc. and Lehman Commercial Paper Inc., as Co- Syndication Agents, JPMorgan Chase Bank, UBS Loan Finance LLC and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents (incorporated by reference to Exhibit 4.3 to Form 8-K filed on August 30, 2004).

Exhibit
No.	Description*

4.28	Guaranty Agreement dated as of August 25, 2004, by Enterprise Products Partners L.P. in favor of Wachovia Bank, National Association, as Administrative Agent for the several lenders that are or become parties to the Credit Agreement included as Exhibit 4.27, above (incorporated by reference to Exhibit 4.4 to Form 8-K filed on August 30, 2004).
4.29	Contribution Agreement dated September 17, 1999 (incorporated by reference to Exhibit “B” to Schedule 13D filed September 27, 1999 by Tejas Energy, LLC).
4.30	Registration Rights Agreement dated September 17, 1999 (incorporated by reference to Exhibit “E” to Schedule 13D filed September 27, 1999 by Tejas Energy, LLC).
4.31	Unitholder Rights Agreement dated September 17, 1999 (incorporated by reference to Exhibit “C” to Schedule 13D filed September 27, 1999 by Tejas Energy, LLC).
4.32	Amendment No. 1, dated September 12, 2003, to Unitholder Rights Agreement dated September 17, 1999 (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 15, 2003).
4.33	Cover letter to accompany the prospectus to be sent to participants in the Enterprise Products Partners L.P. Distribution Reinvestment Plan who are registered owners of common units (incorporated by reference to Exhibit 4.28 to Registration Statement on Form S-3, Registration No. 333-107073, filed July 16, 2003).
4.34	Enrollment Form for Enterprise Products Partners L.P. Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.30 to Registration Statement on Form S-3, Registration No. 333-107073, filed July 16, 2003).
4.35	Indenture dated as of May 17, 2001 among GulfTerra Energy Partners, L.P., GulfTerra Energy Finance Corporation, the Subsidiary Guarantors named therein and the Chase Manhattan Bank, as Trustee (filed as Exhibit 4.1 to GulfTerra’s Registration Statement on Form S-4 filed June 25, 2001, Registration Nos. 333-63800 through 333-63800-20); First Supplemental Indenture dated as of April 18, 2002 (filed as Exhibit 4.E.1 to GulfTerra’s 2002 First Quarter Form 10-Q), Second Supplemental Indenture dated as of April 18, 2002 (filed as Exhibit 4.E.2 to GulfTerra’s 2002 First Quarter Form 10-Q); Third Supplemental Indenture dated as of October 10, 2002 (filed as Exhibit 4.E.3 to GulfTerra’s 2002 Third Quarter Form 10-Q); Fourth Supplemental Indenture dated as of November 27, 2002 (filed as Exhibit 4.E.1 to GulfTerra’s Current Report on Form 8-K dated March 19, 2003); Fifth Supplemental Indenture dated as of January 1, 2003 (filed as Exhibit 4.E.2 to GulfTerra’s Current Report on Form 8-K dated March 19, 2003); Sixth Supplemental Indenture dated as of June 20, 2003 (filed as Exhibit 4.E.1 to GulfTerra’s 2003 Second Quarter Form 10-Q, file no. 001-11680).
4.36	Seventh Supplemental Indenture dated as of August 17, 2004 (filed as Exhibit 4.E.1 to GulfTerra’s Current Report on Form 8-K filed on August 19, 2004, file no. 001-11680).
4.37	Indenture dated as of November 27, 2002 by and among GulfTerra Energy Partners, L.P., GulfTerra Energy Finance Corporation, the Subsidiary Guarantors named therein and JPMorgan Chase Bank, as Trustee (filed as Exhibit 4.1 to GulfTerra’s Current Report of Form 8-K dated December 11, 2002); First Supplemental Indenture dated as of January 1, 2003 (filed as Exhibit 4.1.1 to GulfTerra’s Current Report on Form 8-K dated March 19, 2003); Second Supplemental Indenture dated as of June 20, 2003 (filed as Exhibit 4.1.1 to GulfTerra’s 2003 Second Quarter Form 10-Q, file no. 001-11680).
4.38	Third Supplemental Indenture dated as of August 17, 2004 (filed as Exhibit 4.I.1 to GulfTerra’s Current Report on Form 8-K filed on August 19, 2004, file no. 001-11680).
4.39	Indenture dated as of March 24, 2003 by and among GulfTerra Energy Partners, L.P., GulfTerra Energy Finance Corporation, the Subsidiary Guarantors named therein and JPMorgan Chase Bank, as Trustee dated as of March 24, 2003 (filed as Exhibit 4.K to GulfTerra’s Quarterly Report on Form 10-Q dated May 15, 2003); First Supplemental Indenture dated as of June 30, 2003 (filed as Exhibit 4.K.1 to GulfTerra’s 2003 Second Quarter Form 10-Q, file no. 001-11680).
4.40	Second Supplemental Indenture dated as of August 17, 2004 (filed as Exhibit 4.K.1 to GulfTerra’s Current Report on Form 8-K filed on August 19, 2004, file no. 001-11680).

Exhibit
No.		Description*

4.41		Indenture dated as of July 3, 2003, by and among GulfTerra Energy Partners, L.P., GulfTerra Energy Finance Corporation, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as Trustee (Filed as Exhibit 4.L to GulfTerra’s 2003 Second Quarter Form 10-Q, file no. 001-11680).
4.42		First Supplemental Indenture dated as of August 17, 2004 (filed as Exhibit 4.L.1 to GulfTerra’s Current Report on Form 8-K filed on August 19, 2004, file no. 001-11680).
5	.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
8	.1**	Opinion of Vinson & Elkins L.L.P. relating to tax matters (included in Exhibit 5.1).
10.1		Transportation Contract between Enterprise Products Operating L.P. and Enterprise Transportation Company dated June 1, 1998 (incorporated by reference to Exhibit 10.3 to Registration Statement Form S-1/A filed July 8,1998).
10.2		Partnership Agreement among Sun BEF, Inc., Liquid Energy Fuels Corporation and Enterprise Products Company dated May 1, 1992 (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-1 filed May 13, 1998).
10.3		Propylene Facility and Pipeline Agreement between Enterprise Petrochemical Company and Hercules Incorporated dated December 13, 1978 (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-l filed May 13, 1998).
10.4		Restated Operating Agreement for the Mont Belvieu Fractionation Facilities Chambers County, Texas among Enterprise Products Company, Texaco Producing Inc., El Paso Hydrocarbons Company and Champlin Petroleum Company dated July 17, 1985 (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-l/A filed July 8, 1998).
10.5		Amendment to Propylene Facility and Pipeline Agreement and Propylene Sales Agreement between HIMONT U.S.A., Inc. and Enterprise Products Company dated January 1, 1993 (incorporated by reference to Exhibit 10.12 to Registration Statement on Form S-l/A filed July 8, 1998).
10.6		Seventh Amendment to Conveyance of Gas Processing Rights, dated as of April 1, 2004 among Enterprise Gas Processing, LLC, Shell Oil Company, Shell Exploration & Production Company, Shell Offshore Inc., Shell Consolidated Energy Resources Inc., Shell Land & Energy Company, Shell Frontier Oil & Gas Inc. and Shell Gulf of Mexico Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 26, 2004).
10	.7***	Enterprise Products 1998 Long-Term Incentive Plan (Amended and Restated as of April 8, 2004) (incorporated by reference to Appendix B to Enterprise’s Notice of Written Consent dated April 22, 2004, filed with the Commission on April 22, 2004).
10	.8***	Form of Option Grant Award under the 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8, Reg. No. 333-115633, filed May 19, 2004).
10	.9***	Form of Restricted Unit Grant under the 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, Reg. No. 333-115633, filed May 19, 2004).
10.10		Second Amended and Restated Administrative Services Agreement, dated effective as of October 1, 2004, among EPCO, Inc., Enterprise Products Partners L.P., Enterprise Products Operating L.P., Enterprise Products GP, LLC and Enterprise Products OLPGP, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed October 27, 2004).
10	.11***	Letter Agreement dated September 30, 2004, among Enterprise Products Partners L.P., GulfTerra Energy Partners, L.P. and Bart Heijermans (incorporated by reference to Exhibit 10.1 to Form 8-K/A filed October 18, 2004).

Exhibit
No.		Description*

10	.12***	1998 Omnibus Compensation Plan of GulfTerra Energy Partners, L.P., Amended and Restated as of January 1, 1999 (incorporated by reference to Exhibit 10.9 to Form 10-K for the year ended December 31, 1998 of GulfTerra Energy Partners, L.P., file no. 001-11680); Amendment No. 1, dated as of December 1, 1999 (incorporated by reference to Exhibit 10.8.1 to Form 10-Q for the quarter ended June 30, 2000 of GulfTerra Energy Partners, L.P., file no. 001-116800); Amendment No. 2 dated as of May 15, 2003 (incorporated by reference to Exhibit 10.M.1 to Form 10-Q for the quarter ended June 30, 2003 of GulfTerra Energy Partners, L.P., file no. 001-11680).
12	.1**	Computation of ratio of earnings to fixed charges for the three months ended March 31, 2005 and for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 for Enterprise Products Partners L.P.
21.1		List of Subsidiaries of the Registrants (incorporated by reference to Exhibit 21.1 to Form 10-K filed on March 15, 2005).
23	.1**	Consent of Deloitte & Touche LLP
23	.2**	Consent of PricewaterhouseCoopers LLP
23	.3**	Consent of Independent Petroleum Engineers and Geologists
23	.4**	Consent of Vinson & Elkins L.L.P. (included in Exhibits 5.1 and 8.1)
24	.1**	Power of Attorney for Enterprise Products OLPGP, Inc. (included on signature page).
24	.2**	Power of Attorney for Enterprise Products GP, LLC (included on signature page).
25	.1**	Form T-1 Statement of Eligibility of Trustee.

*	With respect to any exhibits incorporated by reference to Exchange Act filings, the Commission File No. for Enterprise Products Partners L.P. is 1-14323, and the Commission file no. for GulfTerra Energy Partners, L.P. is 1-11680.

**	Filed herewith.

***	Identifies management contract and compensatory plan arrangements.